UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
   14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[x] Soliciting Material Pursuant to ss.240.14a-12

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)

              JAMES T. CAPRETZ, ROBERT D. DAVIS, GEORGE R. EBERTING
                       JAMES P. HANSON, DANFORD L. MARTIN
                      The FPFX SHAREHOLDER VALUE COMMITTEE)
                      -------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)


Payment of Filing Fee (Check the appropriate box):
[x] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1) Title of each class of securities to which transaction applies:
     2) Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0- 11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     4) Proposed maximum aggregate value of transaction:
     5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid:
     2) Form, Schedule or Registration Statement No.:
     3) Filing Party:
     4) Date Filed:

                     As filed with SEC on November 17, 2005

The FPFX Shareholder Value Committee has filed an amended preliminary proxy statement with the Securities and Exchange Commission relating to the Special Meeting of Shareholders of FirstPlus Financial Group, Inc. ("FirstPlus"), which has been scheduled by court order for January 13, 2006. The participants in this solicitation include the FPFX Shareholder Value Committee and its members, James
T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin. The FPFX Steering Committee and its current members, Kenneth W. Bolster, George R. Eberting, and Danford L. Martin, may also be participants in this solicitation. The following additional shareholder, who have contributed over $500 to the legal action fund established by the FPFX Steering Committee, may also be participants in this solicitation: Forrest Caton; Thomas H. Caton; Caton Farms Inc.; George J. Columbo; David R. Cruse; Harry Dender; James A. Doglio; Michael Gary; Mario Gonzalez; Rupen Gulenyan; James O. Guthrie; Steve M. Kutchman; James L. Leimach; Thomas W. MacFarlane III; Robert J. Malnar; Ron L. Martin; John Mazzara; Ronald J. Miller; William D. Prusaitis; Welton Robinson; John P. Rosko; Robert E. Simpson; Tim M. Valles; William L. Westfall; K.V. Williams; and David P. Wolff.

A description of the direct and indirect interests of the foregoing persons and entities, by security holdings and otherwise, is set forth in the FPFX Shareholder Value Committee's Amended Schedule 14A Preliminary Proxy Statement dated November 17, 2005 and the FPFX Shareholder Value Committee's Amended
Schedule 13D dated November 17, 2005.

FirstPlus shareholders are advised to read the FPFX Shareholder Value Committee's proxy statement when it becomes available because it contains important information. Investors can get the proxy statement, the amended
Schedule 13D, and other relevant documents for free at the Securities and Exchange Commission's Internet website located at www.sec.gov.

Following newsletters (since the Shareholder Meeting to Elect Directors was announced April 12, 2005) were sent by members of the FPFX Steering Committee (Danford L. Martin, George R. Eberting, and Kenneth W. Bolster) to those Shareholders of FirstPlus Financial Group Inc. who requested to receive these newsletters.

CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of Apr 15, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Additional 1 Million Shares of FPFX Issued!
FirstPlus lawyers claim that a pre-existing contract exists between FirstPlus Financial Group and Deephaven Capital Management that allows them to convert 1% of their bond units into approximately 4 million FPFX shares. The 'Conversion Agreement' document FirstPlus lawyers provided referred to a "Compromise and Settlement Agreement" of April 17, 2000. Also it references a "Supplemental Indenture".

Although our lawyers received the 'Conversion Agreement' they requested (but never received) the "Compromise and Settlement Agreement" and the "Supplemental Indenture". Apparently Deephaven Capitaal Management was one on the New York City Bondholders (for which HSBC Bank is the Trustee) who are receiving 25% of Group's claim. One of the Steering Committee members, George Eberting, looked up that company's internet site: http://www.deephavenfunds.com/contact_2.asp which says it is a WHOLLY OWNED SUBSIDIARY OF KNIGHT TRADING GROUP.
He then looked up the Parent at: http://www.knight-sec.com/AboutKnight/index.asp Which says: "As a leading trade execution specialist, Knight trades nearly every security. We make a market in or trade nearly every U.S. equity, including Nasdaq National Market System (NMS), Small-Cap, OTC Bulletin Board and Pink Sheets, as well as NYSE- and AMEX-listed securities in the Nasdaq InterMarketsm. Knight is a significant liquidity provider to a great number of small and thinly-traded stocks.

Wow! Now we know why Deephaven Capital Management wanted a million shares of FPFX. Their Parent Company "Knight Trading Group" is a Market Maker of FPFX! As this action results in issuing new shares of FPFX, the FirstPlus lawyers needed to get approval of the Nevada Judge. As we understand it, the FirstPlus lawyers convinced the Judge that this was a pre-existing commitment that FirstPlus had to honor, so the Judge let the 1 million share conversion happen. What this means is that there is now 45,340,090 shares outstanding instead of 44,340,090.

How Does This Affect the Percentage of Shares Held?
This dilutes our FPFX percentage of shares held, somewhat. Over the past few months, the Steering Committee has been working very hard to come up with an accurate number of shares held by Shareholders who receive these FPFX Steering Committee Updates. As a result of this effort, share counts were removed from approximately 40 Shareholders who no longer responded to e-mails asking them to confirm their FPFX share count.

However, we added about 10 new Shareholders, and we also received share count updates as many shareholders acquired additional FPFX shares, so the total share count currently stands at 340 Shareholders holding 28,110,122 shares. This number represents 63.4% of all outstanding shares prior to the 1 million share conversion, but is reduced (diluted) to 62% when using 45,340,090 shares outstanding (after conversion).

As we understand it, Deephaven can convert up to 3 million more FPFX shares. If so, our current number of FPFX shares held would be diluted to about 58% of all outstanding shares. This is a concern, but should still allow Shareholders to elect a new Board of Directors on September 1st.

Legal Action Regarding the Grantor Trustee Issue
Our understanding is that the Bankruptcy Judge did not believe she had jurisdiction over the dispute between FirstPlus Financial Group, Inc. and George Davis (Grantor Trustee) as neither party was part of the Bankruptcy (only a subsidiary of 'Group' filed bankruptcy). This case will now start over, going through a Texas State Court.

Special Thanks to Contributors and Petitioners!
The success we are having regarding the "Petition for Election of Directors" is directly attributed to the support shown by you Shareholders, with your generous contributions and your willingness to participate in the "Petition". For this we wish to offer our sincere appreciation and gratitude! This is especially so for those Shareholders and Petitioners who took the time and effort to attend the very important Hearing on Tuesday (who traveled there at their own expense).

Their willingness to give up time from their busy schedules and to be available to testify on behalf of ALL Shareholders was truly commendable! One Shareholder/Petitioner is a CPA (very busy at the peek of the tax season) but still took the time to fly into Reno Tuesday morning, and fly back that afternoon, to help our cause. It is dedication like this that will allow FPFX Shareholders to prevail! We believe that the future for FPFX Shareholders looks very promising.

Until all legal action has ended, we still need the assistance of our lawyers. Please continue with your contributions. Any funds reimbursed and/or not needed will be proportionally refunded after all legal actions affecting Shareholders have ended.

Please make your check out to FPFX Shareholder Action Fund, and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


FPFX Steering Committee Update as of Apr 16, 2005
Because of the Court Hearing results from last Tuesday, this e-mail Update is sooner than planned.

Cash from Residuals is Still Flowing In!
For the current month of April, the total amount of cash received from all Trusts (belonging to FirstPlus) is about $5,600,000 (Trusts without April data yet have been estimated). From this amount, approximately $37,500 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves an estimated amount of over $5,500,000 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. This compares with about $4,400,000 that was received last month. There are 3 groups of Class-4 Creditors which are: (1) Electing Creditors, (2) Non-Electing Creditors, and (3) Group's Claim. Group's Claim amounts to $65,620,480 plus over $27 million in accrued interest for a total of over $92 million. The Claim is still accumulating interest at the rate of 8.5% per annum, on the unpaid portion. The "Grantor Residual Trust" is scheduled to receive 53% of the total.

Trustee's Web Site has 4th Distribution Information
This is the link to latest distribution:
http://www.fpficreditorstrust.com/distributions.htm
The Distribution money for Group's claim is broken down into three parts. $913,287 was paid to HSBC Bank (25%); $803,693 was paid to Paine Webber (22%). Together it comes to $1,716,980 which represents 47% of the money flowing to the "Grantor Residual Trust". As you know (53%) of the "Grantor Residual Trust" is reserved for FPFX Shareholders and Creditors of FirstPlus. Using a simple relational formula, we calculate that amount as $1,936,169. Again, this amount is suspended pending a court decision, along with $3,872,338 from the prior distribution. Add them together and you will see that there is over $5.8 million in cash waiting to be distributed! As far as we know, there are 44,340,000 shares outstanding. As you can see, there is already a substantial amount of cash now available for distribution, with more scheduled!

What does this mean to Shareholders?
If George Davis (Trustee of the Grantor Residual Trust) was the sole Trustee to distribute the $5.8 million, he would be now distributing money to Shareholders and Creditors. However, at the last moment the FirstPlus Board of Directors and CEO assigned two more Trustees (to take control of the Trustee position). This caused the FPFI Trustee (Dave Obergfell) to suspend the cash pay-out. He wanted the Bankruptcy Court to decide who should receive the money for distribution!
     1. One Trustee (per the original irrevocable agreement signed by FirstPlus Group Inc., FPFI Trustee David Obergfell, and George Davis) or
     2. Two additional Trustees (unilaterally assigned by Jack Draper and the FirstPlus Board of Directors at the last moment)?
Our understanding is that the Bankruptcy Judge did not believe she had jurisdiction over the dispute between FirstPlus Financial Group, Inc. and George Davis (Grantor Trustee) as neither party was part of the Bankruptcy (only a subsidiary of 'Group' filed bankruptcy). This case will now start over, going through a Texas State Court.

If Group prevails in taking control of our Trust, there is no way we can be certain of what amount shareholders will receive, or when! We have no idea of what legitimate "Creditors" of FirstPlus remain (if any). It is the Steering Committee's opinion that the best way to protect shareholder's rights (and just rewards) is to join together and contribute to the FPFX Shareholder Action Fund (see address at end of this e-mail).

Why did Group Assign 22% of its Claim to Paine Webber R.E.?
We sent a copy of December's e-mail 'FPFX Update' to CEO/President Jack (J.D.) Draper, and challenge him to answer "Why was 22% of Group's claim assigned to Paine Webber Real Estate Securities, Inc. (nearly $20 million) and why was it such a secret?" Mr. Draper has NOT replied to this question.

NEWS..... Judge Orders Election of Directors on Sep 1, 2005!
The April 12th Hearing regarding our petition for 'Election of Directors' was attended by seven Shareholder/Petitioners (ready to testify on our behalf) assisted by our two lawyers. On the other side, there were three (3) lawyers and J.D. Draper (FirstPlus President). Very briefly, this is our understanding:

A special Shareholder meeting to elect a FirstPlus Board of Directors has been ordered to be held on September 1, 2005, in Reno Nevada. The Court will continue to exercise jurisdiction and direct management, control, supervision and oversight over this case and the ELECTION process. Another hearing is scheduled for May 13, 2005 at 1:30 pm to review the "Plan" for the election process.

Until the "Plan" has been finalized, we understand that the protection put in place (when the Hearing was extended) will remain in place, which was to preserve the status quo of FIRSTPLUS and its Shareholders, including, but not limited to preserving Shareholder voting power, ensure no stock options are issued, ensure no stock conversions, etc.

What Does This Mean?
This means that our primary objective "to have a Special Election of FirstPlus Directors" will occur! Exactly how this will happen depends on the "Election Plan" which is currently being worked out by all attorneys involved. As much needs to be worked out between the two sides over the next few weeks, we ask that Shareholders refrain from name calling or from making any other degrading remarks, via e-mail and/or message boards.

We Need to Win the Election!
We're sure you all understand that in order to elect Directors who will truly represent the interest of Shareholders, we need more than 50% of the vote. Prior to filing the Petition to Elect Directors, Shareholders receiving these FPFX Updates reportedly held over 60% of all outstanding shares.

Until the election is held on September 1, 2005, we need to keep an accurate count of FPFX shares held, to give us an idea of what we have to work with going into the election. Since the Hearing last Tuesday, several Shareholders reported they purchased additional shares. We also need to know if any shareholder has sold out or reduced the number of FPFX shares they owned. If your total FPFX share count has changed recently or any time during the next five months, please send a note to Dan Martin, analyst999@cox.net so that an accurate total count of all shares held (by those we communicate with) can be maintained.

Shareholder Contributions Still Needed
We now have a "Shareholder Election of Directors" scheduled, which we expect will put an end, once and for all, to the fact that Shareholders' interests are not being addressed. However we have other legal actions yet to complete. We need EVERYONE to contribute to the FPFX Shareholder Action Fund. As a proposed guideline, the Steering Committee suggests that Shareholders multiply their total FPFX shares by one-half penny (0.005 cents) to determine an appropriate contribution.

Some of our contributors have already exceeded this amount. For example, if you hold 20,000 shares, a $100 contribution would be appropriate. However, if you hold 50,000 shares, a $250 contribution would be meaningful (1/2 cent per share)! If you hold 100,000 shares, a $500 amount should be contributed, etc., etc. We will be asking FirstPlus 'Group' to compensate us for legal expenses. Any funds reimbursed and/or not needed will be proportionally refunded after all legal actions affecting Shareholders have ended.

Is it worth it? Per the Trustee's Web Site, the Grantor Trusts' share of Groups $65.6 million claim is $34,778.855 (53%) and has accumulated interest of $14,459,923 as of 3/31/2005. The 8.5% interest is adding nearly $3 million per year! It will take many quarterly distributions just to pay off the interest! If our legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth at least one-half (1/2) penny per share for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

If you are unable (at this time) to contribute an amount equal to .005 cents per share held (one-half penny) please send in whatever you can now, with more in later months (if possible). This will allow you to receive the "Contributors Newsletter" which will report on court progress (i.e. final results of the April 12th Hearing and the Hearing scheduled for May 13th). This is our final chance! We need to act together, and we are at last getting RESULTS! Yes, by acting together we CAN make a difference!

At least half of the Shareholders receiving these FPFX Updates have not yet contributed. You can see that the value of your shares has increased considerably since our success at the Hearing last Tuesday. Please show your appreciation by making your check out to 'FPFX Shareholder Action Fund', and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind

FPFX Steering Committee Update as of Apr 27, 2005

Next Court Hearing is Just Over 2 Weeks Away!
Although the next hearing is very important, it is not expected that any of the Shareholders need be present to testify. However, Dan Martin plans to be there to get a first hand account of what happens. The purpose of the Hearing is to adopt a 'Court Plan' for the ELECTION process.

If any of the Shareholders would like to view this hearing, they may do so. The reason we are sending this Update out, is to give Shareholders a two week notice to allow them to secure discount tickets (if they wish to travel to Reno for the May 13th Hearing). Keep in mind there is always a possibility that a 'Hearing' date could be postponed.

Except for a monthly 'Status Conference Brief' there are no other 'Hearings' scheduled before the September 1st Elections.

This Hearing is scheduled for Friday, May 13, 2005 1:30 p.m. at:

Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

If you plan to attend please reply to this e-mail so we can keep you abreast of changes, if any. Also, Dan Martin may be able to pick you up at the airport if you fly in.
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of May 12, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Court Hearing for Friday, May 13th is Delayed
FirstPlus requested a one week delay for the Hearing scheduled for tomorrow. The reason is that the two sides are still trying to resolve some of the differences regarding the Election Plan. Also FirstPlus wants to bring in a Securities lawyer to press their case.

Our side agreed to the delay, rather than waste everyone's time (including the Judge) as many of the small changes (between our version of the Election Plan versus what FirstPlus wants) have not been hashed out yet. There are many other major differences that the Judge will have to decide upon. As FirstPlus is going to bring a Securities lawyer to court, our team felt that we need to do the same. This means we have to hire a Securities lawyer who can practice law in Nevada. Our senior lawyer (Scott Brooke) is looking around for one in the Reno area who can advise us and come to the court with us at the next Hearing.

The reason SEC issues are so important is because we are asking that the opposing slate of Directors be included in the Proxy that FirstPlus will mail out to all FPFX Shareholders. To do a separate Proxy solicitation of our own could cost a lot (estimates of up to $50,000 is not uncommon, and could be more)! Of course, FirstPlus is opposing this. Per a Securities lawyer we talked to, they can NOT deny us this, and that including an opposing slate in their Proxy Solicitation is common practice.

When the Court was asked to reschedule for one week, they said their calendar is fully booked until the status hearing we have scheduled for Friday, June 10th. So that is when the Election Plan will be addressed. In order to minimize the impact this delay will cause us, our team will begin working on the proxy material and proposal that is planned to be included in the FirstPlus Proxy. If we can have it finalized and reviewed by our Securities lawyer (prior to June
10th) we can present it to the Judge then.

Next Court Hearing Friday, June 10, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

Legal Action Regarding the Grantor Trustee Issue
We all are aware of what the FirstPlus CEO (Jack Draper) and Directors (including Daniel Phillips) did by adding two more Trustees just before a $3.87 million check was to be distributed to the 'Grantor Trust'. This resulted with the FPFI Bankruptcy Trustee (Dave Obergfell) requesting the Bankruptcy Court to make a decision as to who should receive that check. We understand that the Bankruptcy Judge did not believe she had jurisdiction over the "Grantor Residual Trust", and that the action was dismissed.

FirstPlus filed a similar petition for "Declaratory Judgment", with FirstPlus Financial Group, Inc., Michael Montgomery, and Jack Draper as the Plaintiffs, and George Davis and The FPFI Creditor Trust (David Obergfell) as the Defendants, Case No. 05-2962-M (298th Judicial District Court, Dallas County, Texas).

Additional 1 Million Shares of FPFX Issued!
FirstPlus lawyers claim that a pre-existing contract exists between FirstPlus Financial Group and Deephaven Capital Management that allows them to convert 1% of their bond units into approximately 4 million FPFX shares. The 'Conversion Agreement' document FirstPlus lawyers provided referred to a "Compromise and Settlement Agreement" of April 17, 2000. Also it references a "Supplemental Indenture".

Although our lawyers received the 'Conversion Agreement' they requested (but never received) the "Compromise and Settlement Agreement" and the "Supplemental Indenture". Apparently Deephaven Capital Management was one on the New York City Bondholders (for which HSBC Bank is the Trustee) who are receiving 25% of Group's claim. One of the Steering Committee members, George Eberting, looked up that company's internet site: http://www.deephavenfunds.com/contact_2.asp which says it is a WHOLLY OWNED SUBSIDIARY OF KNIGHT TRADING GROUP.
He then looked up the Parent at: http://www.knight-sec.com/AboutKnight/index.asp Which says: "As a leading trade execution specialist, Knight trades nearly every security. We make a market in or trade nearly every U.S. equity, including Nasdaq National Market System (NMS), Small-Cap, OTC Bulletin Board and Pink Sheets, as well as NYSE- and AMEX-listed securities in the Nasdaq InterMarketsm. Knight is a significant liquidity provider to a great number of small and thinly-traded stocks.

Wow! Now we know why Deephaven Capital Management wanted a million shares of FPFX. Their Parent Company "Knight Trading Group" is a Market Maker of FPFX! As this action results in issuing new shares of FPFX, the FirstPlus lawyers needed to get approval of the Nevada Judge. As we understand it, the FirstPlus lawyers convinced the Judge that this was a pre-existing commitment that FirstPlus had to honor, so the Judge let the 1 million share conversion happen. What this means is that there is now 45,340,090 shares outstanding instead of 44,340,090.

How Does This Affect the Percentage of Shares Held?
This dilutes our FPFX percentage of shares held, somewhat. Over the past few months, the Steering Committee has been working very hard to come up with an accurate number of shares held by Shareholders who receive these FPFX Steering Committee Updates. As a result of this effort, share counts were removed from approximately 40 Shareholders who no longer responded to e-mails asking them to confirm their FPFX share count.

However, we added about 10 new Shareholders, and we also received share count updates as many shareholders acquired additional FPFX shares, so the total share count currently stands at 342 Shareholders holding 28,106,072 shares. This number represents nearly 63.4% of all outstanding shares prior to the 1 million share conversion, but is reduced (diluted) to about 62% when using 45,340,090 shares outstanding (after conversion).

As we understand it, Deephaven can convert up to 3 million more FPFX shares. If so, our current number of FPFX shares held would be diluted to about 58% of all outstanding shares.

Other Court News
In March the Bankruptcy Trustee David Obergfell (through his Counsel) requested the Court to extend his term as Trustee for 5 years. Below is a portion of that request:

"In this case, it is necessary for the Trustee to continue to administer the Trust so as to be able to receive cash flow generated by residuals, perhaps for a period extending until 2023. The Plan contemplated that the Trust would await the receipt of these funds so as to maximize the benefit to Trust beneficiaries. Selling the Trust's interest in the residuals now would substantially reduce the benefit of the residuals to the beneficiaries. Accordingly, the Trustee requests that this Court enter a finding that an extension of the term of the Trust is necessary to the liquidating purpose of the Trust. In particular, the Trustee requests the Court enter an order extending the term of the Trust for five (5) years through and including April 10, 2009, and for three (3) additional 5-year terms at the election of the Trustee."

The above request was granted.  This is the Docket:
--------------------------------------------------------------------------------
Filing Date                              Docket Text
--------------------------------------------------------------------------------
03/17/2005          Hearing held (RE: related document(s) 4622 Motion to
                    extend/shorten time filed by Interested Party FPFI Creditor
                    Trust, Trustee FPFI Creditor Trust). Court grants a
                    five-year extension of the trust. Order to be uploaded.
                    (Alon, Iris) Modified on 3/18/2005 (Jackson, D.). (Entered:
                    03/18/2005)
--------------------------------------------------------------------------------
03/23/2005          4635 Order granting motion to extend duration of the FPFI
                    creditor trust (related document # 4622) Entered on
                    3/23/2005. (Moroles, D.)
--------------------------------------------------------------------------------
ORDERED that the term of The FPFI Creditor Trust (the "Trust") be and the same hereby is extended for five (5) years through and including April 10, 2010, and it is further
ORDERED that this Order is without prejudice to the Trustee (or any subsequently appointed Trustee) seeking additional extensions of the Trust from this Court.

NOTE: In the portion of the ORDER shown above, you may note that the requested extension date to April 10, 2009 was corrected to April 10, 2010 (5 years from now).

In April the Bankruptcy Trustee David Obergfell (through his Counsel) asked that the Bankruptcy Case be closed. The request was granted. This is the Docket:
--------------------------------------------------------------------------------
Filing Date                              Docket Text
--------------------------------------------------------------------------------
04/18/2005          Hearing held (RE: related document(s)4633 Motion for final decree filed by Interested Party FPFI Creditor Trust,
                    Trustee FPFI Creditor Trust) (Granted. Case to be closed.
                    Order to be submitted.) (Morgan, D.) (Entered: 04/19/2005)
--------------------------------------------------------------------------------
CONFIDENTIAL - Attorney Client Relationship
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.

FPFX Steering Committee Update as of May 17, 2005

Additional 1 Million Shares of FPFX Issued!
As we understand it, per the bankruptcy settlement one of the Bondholders (Deephaven Capital Management) negotiated the option to convert a portion of their claim into FPFX shares. Recently Deephaven executed a conversion for 1 million new FPFX shares. What this means is that there is now 45,340,090 shares outstanding instead of 44,340,090.

Over the past few months, the Steering Committee has been working very hard to come up with an accurate number of shares held by Shareholders who receive these FPFX Steering Committee Updates. As a result of this effort, share counts were removed from approximately 40 Shareholders who no longer responded to e-mails asking them to confirm their FPFX share count. However, we added about 10 new Shareholders, and we also received share count updates from many shareholders who acquired additional FPFX shares, so the total share count currently stands at 342 Shareholders holding 28,106,072 shares. This number represents nearly 63.4% of all outstanding shares prior to the 1 million share conversion, but is reduced (diluted) to about 62% when using 45,340,090 shares outstanding (after conversion).

Cash from May Residuals Exceed Expectations!
For the current month of May, the total amount of cash received from all Trusts (belonging to FirstPlus) is about $5,750,000 (Trusts without May data yet have been estimated). From this amount, approximately $28,000 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves an estimated amount of over $5,750,000 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. This compares with about $5,585,995 that was received last month. There are 3 groups of Class-4 Creditors which are: (1) Electing Creditors, (2) Non-Electing Creditors, and (3) Group's Claim. Group's Claim amounts to $65,620,480 plus over $27 million in accrued interest for a total of over $92 million. The Claim is still accumulating interest at the rate of 8.5% per annum, on the unpaid portion. The "Grantor Residual Trust" is scheduled to receive 53% of the total. Below are the net Residuals we believe was received by the Bankruptcy Trustee so far this year, per the U.S. Bank Web Site https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp

January           $5,448,987
February          $4,408,993
March             $4,410,274
April             $5,585,995
May               $5,759,045

NOTE: We believe that the higher amounts received the last two months is mainly because the amounts now recovered from defaulted loans exceed the amounts of new write-offs!

NEWS..... Legal Battle Continues over Election Rules!
Although the Nevada Judge ORDERED an ELECTION on September 1, 2005 to elect new Directors, legal maneuvers are being attempted by FirstPlus to mold the "Election Plan" to favor them. A Hearing on the "Election Plan" was scheduled to be held May 13th. However, this Hearing has been postponed until June 10th. FirstPlus wants to bring in another lawyer who specializes in Securities law. In order to have a fair Hearing (and election) our side must now also hire a Securities lawyer and have him attend the June 10th Hearing.

What Does This Mean?
This means that our primary objective "to have a Special Election of FirstPlus Directors" will occur! Exactly how this will happen depends on the "Election Plan" which is currently being worked out by all attorneys involved. As FirstPlus is resisting our "Election Plan" as much as they possibly can, we can see that extra expense and extra time most likely is required (which could very much be their plan, i.e. to outspend the Shareholders and delay the Election). We now need to hire a Securities Lawyer in addition to our other lawyers.
This will increase our legal expenses more than we anticipated!

Shareholder Contributions Still VERY MUCH Needed!
We now have a "Shareholder Election of Directors" scheduled, which we expect will put an end, once and for all, to the fact that Shareholders' interests are not being addressed. However we have many legal actions yet to complete. We need EVERYONE to contribute to the FPFX Shareholder Action Fund. As a proposed guideline, the Steering Committee suggests that Shareholders multiply their total FPFX shares by one-half penny (0.005 cents) to determine an appropriate contribution. We will be asking FirstPlus 'Group' to compensate us for legal expenses. Any funds reimbursed and/or not needed will be proportionally refunded after all legal actions affecting Shareholders have ended.

Is it worth it? Per the Trustee's Web Site, the Grantor Trusts' share of Groups $65.6 million claim is $34,778.855 (53%) and has accumulated interest of $14,459,923 as of 3/31/2005. The 8.5% interest is adding nearly $3 million per year! It will take many quarterly distributions just to pay off the interest!

So far there is over $5.8 million in cash waiting to be distributed to the "Grantor Residual Trust" (for FPFX Shareholders and Creditors of FirstPlus) with more distributions on the way! As FirstPlus unilaterally assigned two additional Trustees at the last moment, payment is being held up due to a legal contest. If legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth at least one-half (1/2) penny per share for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

If you are unable (at this time) to contribute an amount equal to .005 cents per share held (one-half penny) please send in whatever you can now, with more in later months (if possible). This will allow you to receive the "Contributors Newsletter" which will report on court progress (i.e. final results of the April 12th Hearing and the Hearing scheduled for June 10th). This is our final chance! We need to act together, and we are at last getting RESULTS! Yes, by acting together we CAN make a difference!

You can see that the value of your shares has increased considerably since our success at the Hearing last month! The increase in value has been many times more than the 1/2 penny we request! Please show your appreciation by making a check out to 'FPFX Shareholder Action Fund', and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of May 29, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Next Court Hearing Friday, June 10, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

This Hearing was originally scheduled for May 13th but was moved to June 10th because FirstPlus wants to bring in a Securities lawyer to press their case. As FirstPlus is going to bring a Securities lawyer to court, our team felt that we needed to do the same. We made a search to hire a Securities lawyer who can practice law in Nevada; however we understand that FirstPlus will bring in one from out of state. Our search resulted with retaining Nathan Jenkins from the law firm of Jenkins & Carter, as a lawyers experienced in Securities Litigation. This is the link we used to find him: http://martindale.com/xp/Martindale/Lawyer_Locator/Search_Lawyer_Locator/ search_result.xml?PG=0&STYPE=N&LNAME=jenkins&FNAME=nathan&FN=&CN=reno&CTY=
&STS=30&CRY=1&LSCH=

The June 10th Hearing is being held for the purpose of adopting a Court Plan for the ELECTION. It is expected to be an important meeting because FirstPlus is submitting a much different 'Election Plan' that we are. It is expected there will be several SEC issues raised. We hope that the Judge will rule that the Court will control the election, rather than FirstPlus.

Dan Martin plans to attend the Hearing on Friday, June 10th, to observe. The Hearing is open to the public and can be viewed by anyone. As of now, one other shareholder plans to attend, although it is expected that only lawyers and the Judge will participate in the proceedings.

Special Thanks for your Financial Support!
The Steering Committee wishes to thank all of you for your financial support. The cost of having lawyers working on the 'Trustee' case in Dallas, Texas and our 'Election of Directors' case in Reno, Nevada is very expensive but necessary! The progress we have made is because of your commitment to this process. For this we wish to offer our sincere appreciation and gratitude!

Court Transcript of Original Hearing, April 12th.
Attached is the file for Transcript of the April 12th Hearing in Reno. Note: You need to download a free reader program first, similar to Adobe. This is the link to download the free E-Transcript Viewer:
http://www.reallegal.com/demosAndtours.asp

Increase in Total FPFX Shares Held!
Over the past few months, the Steering Committee has been working very hard to come up with an accurate number of shares held by Shareholders who receive these FPFX Steering Committee Updates. As a result of this effort, share counts were removed from approximately 40 Shareholders who no longer responded to e-mails asking them to confirm their FPFX share count. However, several of the Shareholders that were removed recently contacted us and confirmed that they are still holding their shares!

As a result of that, the total counts increased to 350 Shareholders (from 342) holding 28,668,072 shares (from 28,106,072 reported May 12th). This number represents over 63% of all outstanding common shares (45,340,090 after conversion of 1 million new shares).

Do you hold FPFX shares in a Margin Account?
From an article called "Street Name" Registration & The Proxy Solicitation
Process.... It looks as if problems could occur when shares are held in a
'Margin Account' regarding voting those shares, or how proxies are done (regarding those shares). Here is a partial reprint of that article:
"The single greatest source of confusion in the proxy process is undoubtedly the separation of legal and beneficial ownership resulting from what is commonly referred to as "street name" registration. The vast majority of publicly-traded shares in the United States are registered on companies' books not in the name of beneficial owners- i.e., those investors who paid for, and have the right to vote and dispose of, the shares- but rather in the name of "Cede & Co.", the name used by The Depository Trust Company ("DTC")Shares registered in this manner are commonly referred to as being held in "street name".

The street name registration system was created to facilitate securities trading, eliminate paperwork and preserve the confidentiality of beneficial owners' identities. DTC holds the shares on behalf of banks and brokers, which in turn hold on behalf of their clients (who are the underlying beneficial owners or other intermediaries). The result of this "daisy chain" model of ownership is that DTC- and not the beneficial owners- is considered the "legal" owner of the shares and therefore technically possesses all the rights incident thereto."

The complete article is long and complex. Here is just one potential problem:

"LOANED STOCK Shares are frequently loaned for legitimate business purposes, i..e., in connection with "short sales." When shares are loaned by an institutional investor or it custodian prior to the record date, it is the borrower (or other record date holder)- not the institutional investor- that is entitled to vote those shares."

Normally the "Record Date" to determine the "Shareholder of Record" is set at about 60 days prior to an Election. For example, if an election is scheduled for September 1st, the "Record Date" to determine the "Shareholder of Record" may be set as July 1st. As we understand it, this means that those who can show they are a "Shareholder of Record" on July 1st can vote or proxy their shares at the September 1st election.

If a Shareholder holds a substantial number of FPFX shares in a 'Margin Account', due to potential confusion and/or pitfalls, we strongly suggest contacting the Stock Broker and asking them to convert those FPFX shares into Stock Certificates. That way, there would be no question of who the "Shareholder of Record" is. This process can take several weeks, so if one plans to do such a conversion, we suggest that call be made as soon as possible! This does NOT apply to IRA or other Retirement Accounts.

CONFIDENTIAL - Attorney Client Relationship
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.

CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of Jun 07, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Next Court Hearing Friday, June 10, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

The June 10th Hearing is being held for the purpose of adopting a Court Plan for the ELECTION. It is expected to be an important meeting because FirstPlus is submitting a much different 'Election Plan' that we are. It is expected there will be several SEC issues raised. We hope that the Judge will rule that the Court will control the election, rather than FirstPlus.

Dan Martin plans to attend the Hearing on Friday, June 10th, to observe. The Hearing is open to the public and can be viewed by anyone. As of now, one other shareholder plans to attend, although it is expected that only lawyers and the Judge will participate in the proceedings.

Good News!
One of the Steering Committee members did a docket search on our case at the Reno, Nevada Court and found the following:
--------------------------------------------------------------------------------
01-JUN-2005    Stip and Order...
08:59 AM
--------------------------------------------------------------------------------
Entry:         STIPULATION AND ORDER REGARDING PETITIONERS' REQUEST FOR
               REIMBURSEMENT OF ATTORNEYS' FEES AND EXPENSES
--------------------------------------------------------------------------------
This means that there was an agreement by both sides that FIRSTPLUS pay to PETITIONERS (Shareholders who Petitioned for the Election of Directors) their request for Attorneys' Fees and Expenses. As we understand it, FirstPlus has agreed to pay our legal expenses, up to $25,000 (maximum).

So far, our legal expenditures have been as follows:

Retainer Fees     $12,000.00     ($5,000 Brook-Shaw, $5,000 Jenkins-Carter, $2,000 Winstead)
January Fees      $ 7,462.88
February Fees     $12,342.68
March Fees        $ 5,389.85
April Fees        $ 8,642.29     (Note:  April fees from Winstead not yet received)
Banking Fees      $    58.50
------------------------------------------------------------------------------------------
TOTAL             $45,896.20

Contributions     $46,617.50     Balance remaining $    721.30

As you can see, with the Retainer Fee recently paid to hire a Securities Lawyer, our FPFX Shareholder Action Fund is nearly depleted! Additionally, we will soon be getting invoices from three law firms for May (for which we have no funds to pay).

By getting FirstPlus to agree to pay a cap of $25,000, this will assist us to fund our continuing legal actions. It is doubtful that this extra $25,000 will be enough for all legal expenses from May through September (as we expect a large expense for the June 10th Hearing) although it will be of tremendous help, in our opinion! We are still requesting contributions, especially from those Shareholders who have not yet contributed. If we successfully elect a new Board of Directors, we expect that the new Board will look into additional reimbursement of legal fund expenses, as permitted by law. At the end of litigation, unused funds (if any) will be immediately returned to contributors (pro-rated in proportion to their total contribution to the FPFX Shareholder Action Fund).

Our lawyers advised us that having the court award legal fees in Nevada (without an agreement by both sides) is very difficult. Even if awarded by the Court, it most likely would not be paid until the end of litigation. As a bird in the hand is worth more than two in the bush, we opted to accept the $25,000 now rather than a chance to receive more at the end (maybe)! Especially as our legal fund was depleted!

Special Thanks for your Financial Support!
The Steering Committee wishes to thank all of you for your financial support. The cost of having lawyers working on the 'Trustee' case in Dallas, Texas and our 'Election of Directors' case in Reno, Nevada (including the addition of a Securities Lawyer) is very expensive but necessary! The progress we have made is because of your commitment to this process. Never before have we Shareholders been so united! For this we wish to offer our sincere appreciation and gratitude!

CONFIDENTIAL - Attorney Client Relationship
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of Jun 12, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

The Hearing on June 10th Went Well!
The June 10th Hearing started about 2 p.m. and lasted until after 4 p.m. The first thing the Judge wanted to settle was the location of the Election scheduled for September 1st. One of our lawyers, Will Geddes, spoke first. He did a good job in giving prior case justification on why the election should be in Reno, as that is where FirstPlus is incorporated. For the same reasons, that's why we had to file the Petition for Election of Directors in Reno. Will also pointed out that if there were any reason to contest the election results, it would involve Texas courts, which would complicate the rights of the Nevada Court, and may even be out of jurisdiction for our Judge! We have ordered a transcript of the June 10th Hearing. Until we receive that, what we state in this newsletter is to the best of our recollections:

FirstPlus lawyers argued that per the Corporation By-Laws, the Board has the right to name the election site, and wants it to be in Dallas, Texas as it is more convenient for them, etc., etc. Judge Breen said "It's more convenient for me to have the Election in Reno, and so he made that his ruling, that the Special Meeting for Election of Directors would be held in Reno, Nevada!

FirstPlus was represented by three lawyers, one from Texas, one from Nevada, and a Securities Lawyer from California. FirstPlus also flew in an 'Expert' Witness (regarding shareholder Elections) from New Jersey, to testify at this Hearing (as well as J.D. Draper). As it was late Friday afternoon, the Judge wanted to hear testimony from the witness who came all the way from New Jersey, and said that the rest of the Hearing may have to be continued next week. The Expert Witness spent a considerable amount of time talking about his qualifications, etc. Then he went into a long dissertation on how shareholder election are usually handled, and how the proxy system evolved, and how it is the fairest, most secure, and most cost effective way to hold an election. He insisted that FirstPlus' Plan for the Election would work, whereas our Plan would not.

Our lawyers found out that FirstPlus was going to bring in an Expert Witness. There was a strategy meeting held at 10 a.m. Friday morning in preparation for the Hearing that afternoon. Attending were Will Geddes and Scott Brooke from our original firm, and two Securities Lawyers, Nathan Jenkins and Jerry Carter from the new firm we retained. Shareholders attending were Dan Martin and his wife Khanh, and another Shareholder known on Ragingbull as vvbob.

The primary concern we all had was completion of the Audit that FirstPlus has been promising us all these years. We knew that the Election of Directors could NOT proceed until the FirstPlus "audit" is completed, as the SEC requires it before any proxy vote can be initiated. As FirstPlus had made promises before that it would be completed (but never completed the "audit") we were concerned that FirstPlus would NOT complete the audit, using that as an excuse to delay the Election indefinitely! For that reason, our 'Election Plan' was to attempt an election (without an audit and SEC proxies). If that would not fly, our fallback was to focus on the history of "the audit never getting done" and get the Judge to order that it be completed on time. This was our strategy and fallback goal.

So when it came time for our Securities Lawyers to cross examine the 'Expert' Witness, Nathan Jenkins asked him "Are you aware that FirstPlus has not generated an audited financial reports for the last seven years?" He stated he did not. Nathan said, "Is it true that a current audited financial report is needed in order to even begin the proxy process?" The 'Expert' Witness said "Yes, that's true". Nathan said "Is it true that if FirstPlus does not finish the 'audit' soon, that it's Plan to have a Shareholder Election by September 1st will not work?" The 'Expert' Witness said "Yes, that's true".

Upon hearing this, Judge Breen became very agitated and asked the FirstPlus lawyers for a 'date' when the audit would be completed, signed, and on his desk. The lawyer from Texas held up a large file of papers, and Judge Breen snapped "Don't talk to me about a file, document, or briefing, just give me a DATE! After some squirming, he finally said July 31st. Judge Breen pointed his finger at him and said "Make sure that audit is here no later than 1:30 p.m. July 31st!

Later, people realized that July 31st was on a Sunday, so we think the due date was changed to August 1st. The Judge said he did not want to hear from either side, no briefing, nothing until August 5th, and that the two sides should work out the Election details. The Hearing was adjourned. Our legal team was very pleased with the results. We won the ruling that the election would be controlled by Judge Breen in Reno, Nevada (instead of by the FirstPlus Board in Dallas, Texas) and achieved our fallback goal in Getting the Judge to order that the 'audit' be done on time!

Next Court Hearing Friday, August 05, 2005 at 1:30 p.m.
Washoe County Court
House Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

Although the June 10th Hearing was held for the purpose of adopting a Court Plan for the ELECTION, we didn't get that far. However, important issues were resolved (location and control of the Election, and the audit issue). As you can see, the legal process is very slow. Each time we are before the Judge, it is only for an hour or two. I believe the August Hearing is scheduled for 30 minutes. Each side uses as much of that time as possible to try to convince the Judge of their agenda. We never know what direction the hearing will go, so the lawyers have to prepare for several contingencies. The legal system is very expensive (and not very efficient) but it is the only way we Shareholders are able to get FirstPlus to do what we want. FirstPlus is sparing no expense in fighting us (i.e., bringing in an 'Expert Witness' from New Jersey is very expensive).

Dan Martin plans to attend the Hearing on Friday, August 5th, to observe. The Hearing is open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings.

Special Thanks for your Financial Support!
We are extremely grateful for your financial support. The cost of funding three legal firms is very expensive but necessary! The progress is slow but critical to our success. Our law firm in Nevada has received a check from FirstPlus for $25,000 (for legal costs). However, we expect May billings from the three firms to be about $10,000, and the June billings to be even more (because of the June 10th Hearing) so that $25,000 may soon be gone. We need to keep the contributions flowing, to the following address:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

CONFIDENTIAL - Attorney Client Relationship
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


FPFX Steering Committee Update as of Jun 14, 2005
Based on continual e-mail reports, the FPFX total share count currently stands at 352 Shareholders holding 28,742,872 shares. This number represents over 63% of all outstanding shares when using 45,340,090 shares (after conversion of 1 million new shares). Please reply to this e-mail if your FPFX holdings have changed recently.


FPFI Trust Financials for Mar 31, 2005 is at Trustee's Web Site
This is the link to view the Trustee's Web Site:
http://www.fpficreditorstrust.com/
Then click the arrow for "Trustee's General Communication to Creditors".

We printed it out and compared it with the prior quarterly reports. The new report was very similar to the prior reports with the following exceptions:

     1. Class 4 claims payable was increased from $4,966,000 (as of Dec 31) to $7,411,000 (as of Mar 31). We believe most of this increase is because the $1.9 million payment to the Grantor Trust is suspended pending a court decision of who should distribute it; our Trustee George Davis, or Group's CEO Jack Draper and his friend (newly added by the FirstPlus Board of Directors).
     2. In Section 2 we noticed that the WIB Note balance is declining. The September quarter had it at $13.5 million while the December quarter had it as $6 million. It's now shown as $3.6 million. Also stated is that $30,415,000 has been received by the Trust for distribution (NOTE: $20 Million was distributed in the December quarter, and $10,415,000 was distributed last quarter).
     3. In Section 8, the 3rd paragraph breaks down the interest balances as of March 31, 2005 for Electing Claims, Non-Electing Claims, and Group's Claim. It was interesting to see that the interest balance for Non-Electing Claims is now $0.
     4. At the end of Section 8, Mr. Obergfell describes how the reserve amount was increased to $4,968,000 in the prior quarter and to $7,412,000 in the last quarter. Again, the Steering Committee believes that most of that is due to the suspended $3.8 million and $1.9 million that were supposed to go to the Grantor Trustee, George Davis, for distribution to Shareholders and Creditors of Group.

Residual Income for June Back to Normal
For the current month of June, the total amount of cash received from all Trusts (belonging to FirstPlus) is about $4,450,000 (Trusts without June data yet have been estimated). From this amount, approximately $27,500 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves a balance of over $4,400,000 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. This amount is about equal with amounts distributed in February and March. There are 3 groups of Class-4 Creditors which are: (1) Electing Creditors, (2) Non-Electing Creditors, and (3) Group's Claim. Group's Claim amounts to $65,620,480 plus over $27 million in accrued interest for a total of over $92 million. The Claim is still accumulating interest at the rate of 8.5% per annum, on the unpaid portion. The "Grantor Residual Trust" is scheduled to receive 53% of the total. Below are the net Residuals we believe was received by the Bankruptcy Trustee so far this year, per the U.S. Bank Web Site https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp

January           $ 5,448,987
February          $ 4,408,993
March             $ 4,410,274
April             $ 5,585,995
May               $ 6,063,864
Jun               $ 4,438,450

NOTE: We believe that the higher amounts received in April and May was mainly because the amounts recovered from defaulted loans exceeded the amounts of new write-offs!

NEWS..... Shareholders did Well at the Jun 10th Hearing!
The FirstPlus lawyers insisted that the Election of Directors be held in Dallas, Texas, controlled by the Board of Directors. Our lawyers argued that the Election of Directors should be in Reno, Nevada, controlled by the Judge. Shareholders won this important battle as Judge Breen ruled that the Election will be held in Reno, most likely at the Court House.

FirstPlus flew in an "Expert Witness" all the way from New Jersey to convince the Judge that FirstPlus' Plan for the Election would work, while our Plan for the Election would not. Our Security Lawyer cross-examined this "Expert Witness" and skillfully got him to admit that without a completed audit, the FirstPlus Election Plan would not work. Upon hearing this, Judge Breen became very agitated, and asked the FirstPlus lawyers for a 'date' that the audit would be completed, signed, and in his hands. The lawyer from Texas held up a large file of papers, and Judge Breen snapped "Don't talk to me about a file, document, or briefing, just give me a DATE! After some squirming, the lawyer finally said July 31st. Judge Breen pointed his finger at him and said "Make sure that audit is here no later than 1:30 p.m. July 31st!

Later, it was realized that July 31st was on a Sunday, so the due date was changed to August 1st. The Judge said he did not want to hear from either side, no briefing, nothing until August 5th, and that the two sides should work out the Election details. The Hearing was adjourned. Our legal team was very pleased with the results. We won the ruling that the election would be controlled by Judge Breen in Reno, Nevada (instead of by the FirstPlus Board in Dallas, Texas) and achieved our fallback goal in Getting the Judge to order that the 'audit' be done on time! Background on "No Audit in Seven Years" was displayed on Raging Bull. This is the Link:
http://ragingbull.lycos.com/mboard/boards.cgi?board=FPFX&read=22913

What Does This Mean?
This means that important progress was made to ensure that we will have a fair "Election of Directors"! Exactly how this will happen depends on the "Election Plan" which is currently being worked out by all attorneys involved. As FirstPlus is resisting our "Election Plan" as much as they possibly can, we can see that extra expense and extra time most likely is required. As we needed to hire Securities Lawyers in addition to our other lawyers, this increases our legal expenses considerably!

If you haven't Contributed yet, NOW is the time!
We now have an "Election" scheduled, which should be fair! However we have many legal actions yet to complete. We need EVERYONE to contribute to the FPFX Shareholder Action Fund! As a proposed guideline, the Steering Committee suggests that Shareholders multiply their total FPFX shares by one-half penny (0.005 cents) to determine an appropriate contribution. Any funds reimbursed and/or not needed will be proportionally refunded after all legal actions affecting Shareholders have ended.

Is it worth it? So far there is over $5.8 million in cash waiting to be distributed to the "Grantor Residual Trust" (for FPFX Shareholders and Creditors of FirstPlus) with more distributions on the way! If legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth at least one-half (1/2) penny per share for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

Many Shareholders are unable (at this time) to contribute an amount equal to one-half penny per share held, but they send in a little each month. This works fine, so please send in whatever you can now, with more in later months (if possible). This is our final chance! We need to act together, and we are at last getting RESULTS!

You can see that the value of your shares has increased considerably since we initiated legal action! The increase in value has been many times more than the 1/2 penny we request! Please show your appreciation by making a check out to 'FPFX Shareholder Action Fund', and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

It is the right and fair thing to do. We're sure you will feel better knowing you helped the effort!

Next Court Hearing Friday, August 05, 2005 at 1:30 p.m.
Washoe County Court
House Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

Dan Martin plans to attend the Hearing on Friday, August 5th, to observe. The Hearing is open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings.
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


FPFX Steering Committee Update as of Jun 23, 2005

Clarification of the Grantor Residual Trust Issue
BACKGROUND - In March of 1999, the primary Subsidiary of FirstPlus Financial Group Inc. (FPFG) filed bankruptcy (this Subsidiary is called FirstPlus Financial Inc. (FPFI)). Additionally, two other large Subsidiaries of FPFG (the Servicing Group and FirstPlus Bank) were also turned over to the Bankruptcy Court for sale and/or liquidation. The remaining FPFI business (Loan Operations in Salt Lake City) was sold to FirstPlus insiders (for no cash).

David Obergfell was assigned as Trustee by the Bankruptcy Court in May 2000. He concluded the sale of the Servicing Group (to Countrywide) and liquidated FirstPlus Bank. David Obergfell is collecting residual income in the FPFI Creditor Trust. Mr. Obergfell reviewed all creditor claims against FPFI (Secured and Unsecured). Mr. Obergfell has "paid off" all Secured Creditors and is in the process of paying all court approved Unsecured Creditors, including Group's Unsecured claim of about $65 million (plus interest).

All creditors of FirstPlus placed their claims in the Bankruptcy Court, as the court was liquidating the primary business of FirstPlus. The list of FPFI Creditors was in the thousands, including FPFG (the parent company which did NOT file bankruptcy). FPFG (also known as "Group") received an unsecured claim of approximately $65 million plus interest of 8.5% per year. One of the creditors of FPFG (who had loaned money directly to Group) nevertheless received a compromise agreement (within the FPFI bankruptcy) to receive 25% of Groups Claim. Now FPFG claims that Paine Webber Real Estate had a similar compromise agreement for 22% of Groups Claim. That leaves only 53% for the Grantor Residual Trust which was set up for the benefit of Shareholders and remaining Creditors of FPFG. FPFG (Group) would never tell us who these remaining creditors were.

In a FPFG Press Release and 8-K filed in June 2002, the Grantor Residual Trust was established and George Davis was assigned Trustee. Later (in an agreement signed by FPFG, George Davis, and David Obergfell) George Davis was made the sole Trustee of the Grantor Residual Trust. However, at the last moment (one day before David Obergfell was ready to send $3.87 million to George Davis for distribution) the FirstPlus Board of Directors and CEO assigned two more Trustees (to take control of the Trustee position) and instructed David Obergfell to send the $3.87 million to them.

This caused the FPFI Trustee (Dave Obergfell) to suspend the cash pay-out. He wanted the Bankruptcy Court to decide who should receive the money for distribution!
     3. One Trustee (per the original irrevocable agreement signed by FirstPlus Group Inc., FPFI Trustee David Obergfell, and George Davis) or
     4. Two additional Trustees, Jack Draper and Michael Montgomery (unilaterally assigned by the FirstPlus Board of Directors at the last moment)?
Our understanding is that the Bankruptcy Judge did not believe she had jurisdiction over the dispute between FirstPlus Financial Group, Inc. and George Davis (Grantor Trustee) as neither party was part of the Bankruptcy (only a subsidiary of 'Group' filed bankruptcy).

CURRENTLY - The Steering Committee has learned that FPFG ("Group") along with Jack Draper and Michael Montgomery, have filed a law suit against George Davis and the FPFI Creditor Trust (of which David Obergfell is the Trustee). This case is pending in a District Court of Dallas County, Texas. Shareholders need to understand that it is ill advised for George Davis to discuss this case in public, as long as the law suit is being prosecuted against him (Trustee of the Grantor Residual Trust) and David Obergfell (Trustee of the FPFI Creditor Trust).

Major Concerns!
The Steering Committee has several major concerns regarding the Grantor Residual Trust issues discussed above, which are:

     1. We believe that the actions taken by the current Board of Directors to assign two additional Trustees to the Grantor Residual Trust (after George Davis was made the sole Trustee) was highly irregular and/or illegal. Why else would David Obergfell (Trustee of the FPFI Creditor Trust) suspend the payment of $3.87 million, and request that a Court make a decision?
     2. Who are the remaining Creditors of FPFG (Group)? We knew about the New York bondholders who are receiving 25% of Group's claim. Subsequently, we were informed that Paine Webber Real Estate deserves 22% of Group's claim. Now all of a sudden, Group is saying there is several million more owed to Creditors of Group, but they will not tell us who they are! Have these creditors also submitted claims in the FPFI Bankruptcy? If not, why not? If so, were their claims denied? Who is determining if remaining Creditors of Group are valid, as there is no bankruptcy court process, and it is now 6 years later?
     3. Because the law suit (regarding whether or not George Davis is the sole Trustee of the Grantor Residual Trust) is still pending and because of the concerns in item 2 above; the Steering Committee is highly critical of Jack Draper's attempt to have a distribution made at this time. If George Davis agrees to work with Jack Draper and Michael Montgomery in making a distribution now, this would infer that George Davis agrees that there are two additional Trustees, and will cause him to lose the law suite against him (in our opinion). Also, there are too many unanswered question (some of which are outlined in "Major Concern" #2 above).
     4. The Steering Committee is greatly disturbed by what FirstPlus President (Jack Draper) is doing in an attempt to discredit George Davis. Mr. Draper has (in a FirstPlus web site) made numerous accusations against George Davis in what amounts to defamation of character (in our opinion). We believe that when Jack Draper published a inter office letter (from the FirstPlus lawyer to the lawyer for George Davis discussing a proposed distribution) it was just plain

          WRONG! This type of correspondence usually has a "Notice of Confidentiality" subject to Attorney - Client Privilege, with a statement to the affect that "dissemination to anyone other than the recipient is prohibited". This same "Notice of Confidentiality" prevents George Davis from publishing letters from his lawyer to the FirstPlus lawyers.

In conclusion, we feel that the current FirstPlus Board of Directors and its President are still intent on using whatever means they have to entrench themselves at the expense of the Shareholders. There are many other untruths and misdeeds which we do not want to get into in this Update.

More Distributions Coming!
As you know, the Grantor Residual Trust issues described above started when there was a check of about $3.87 million to be distributed. Since then, there was a check for over $1.9 million issued on March 31, 2005 giving a total (ready to distribute to Shareholders and remaining Creditors) of about $5.8 million. June 30th (next week) will mark the end of another quarter. If another distribution is made as of June 30th, there will be even more at stake! We hope that an election of new directors will put an end to Shareholder injustice.

--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


FPFX Steering Committee Update as of Jul 08, 2005

Trustee's Web Site has 5th Distribution Information
This is the link to latest distribution:
http://www.fpficreditorstrust.com/distributions.htm The Distribution money for Group's claim is broken down into three parts. $913,287 was paid to HSBC Bank (25%); $803,693 was paid to Paine Webber (22%). Together it comes to $1,716,980 which represents 47% of the money flowing to the "Grantor Residual Trust". As you know (53%) of the "Grantor Residual Trust" is reserved for FPFX Shareholders and Creditors of FirstPlus. Using a simple relational formula, we calculate that amount as $1,936,169. Again, this amount is suspended pending a court decision, along with $3,872,338 from the prior distribution. Add them together and you will see that there is over $5.8 million in cash waiting to be distributed! As far as we know, there are 44,340,000 shares outstanding. As you can see, there is already a substantial amount of cash now available for distribution, with more scheduled!

What does this mean to Shareholders?
If George Davis (Trustee of the Grantor Residual Trust) was the sole Trustee to distribute the $5.8 million, he would be now distributing money to Shareholders and Creditors. However, at the last moment the FirstPlus Board of Directors and CEO assigned two more Trustees (to take control of the Trustee position). This caused the FPFI Trustee (Dave Obergfell) to suspend the cash pay-out. He wanted the Bankruptcy Court to decide who should receive the money for distribution!
     5. One Trustee (per the original irrevocable agreement signed by FirstPlus Group Inc., FPFI Trustee David Obergfell, and George Davis) or
     6. Two additional Trustees (unilaterally assigned by Jack Draper and the FirstPlus Board of Directors at the last moment)?
Our understanding is that the Bankruptcy Judge did not believe she had jurisdiction over the dispute between FirstPlus Financial Group, Inc. and George Davis (Grantor Trustee) as neither party was part of the Bankruptcy (only a subsidiary of 'Group' filed bankruptcy). This case will now start over, going through a Texas State Court.

If Group prevails in taking control of our Trust, there is no way we can be certain of what amount shareholders will receive, or when! We have no idea of what legitimate "Creditors" of FirstPlus remain (if any). It is the Steering Committee's opinion that the best way to protect shareholder's rights (and just rewards) is to join together and contribute to the FPFX Shareholder Action Fund (see address at end of this e-mail).


Shareholder Contributions Still Needed
We now have a "Shareholder Election of Directors" scheduled, which we expect will put an end, once and for all, to the fact that Shareholders' interests are not being addressed. However we have other legal actions yet to complete. We need EVERYONE to contribute to the FPFX Shareholder Action Fund. As a proposed guideline, the Steering Committee suggests that Shareholders multiply their total FPFX shares by one-half penny (0.005 cents) to determine an appropriate contribution.

Some of our contributors have already exceeded this amount. For example, if you hold 20,000 shares, a $100 contribution would be appropriate. However, if you hold 50,000 shares, a $250 contribution would be meaningful (1/2 cent per share)! If you hold 100,000 shares, a $500 amount should be contributed, etc., etc. We will be asking FirstPlus 'Group' to compensate us for legal expenses. Any funds reimbursed and/or not needed will be proportionally refunded after all legal actions affecting Shareholders have ended.

Is it worth it? Per the Trustee's Web Site, the Grantor Trusts' share of Groups $65.6 million claim is $34,778.855 (53%) and has accumulated interest of $14,459,923 as of 3/31/2005. The 8.5% interest is adding nearly $3 million per year! It will take many quarterly distributions just to pay off the interest! If our legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth at least one-half (1/2) penny per share for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

If you are unable (at this time) to contribute an amount equal to .005 cents per share held (one-half penny) please send in whatever you can now, with more in later months (if possible). This will allow you to receive the "Contributors Newsletter" which will report on court progress (i.e. final results of the June 10th Hearing and the Hearing scheduled for August 5th). This is our final chance! We need to act together, and we are at last getting RESULTS! Yes, by acting together we CAN make a difference!

At least half of the Shareholders receiving these FPFX Updates have not yet contributed. You can see that the value of your shares has increased considerably since our success at the Hearing last Tuesday. Please show your appreciation by making your check out to 'FPFX Shareholder Action Fund', and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


FPFX Steering Committee Update as of Jul 17, 2005
Based on continual e-mail reports, the FPFX total share count for those receiving this update currently stands at 352 Shareholders holding 28,926,031 shares. This number represents over 63% of all outstanding shares when using 45,340,090 shares (after conversion of 1 million new shares). Please reply to this e-mail if your FPFX holdings have changed recently.

Next Court Hearing Friday, August 05, 2005 at 1:30 p.m.
Washoe County Court
House Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

Dan Martin plans to attend the Hearing on Friday, August 5th, to observe. The Hearing is open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings.

Net Residual Income for July Drops!
For the current month of July, the total amount of net cash received from all Trusts Residuals (belonging to FirstPlus) is about $3,805,000 (Trusts without July data yet have been estimated). From this amount, approximately $30,000 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves a balance of about $3,775,000 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. This amount is much less than amounts distributed in prior months! Below are the net Residuals apparently received by the Bankruptcy Trustee so far this year, per the U.S. Bank Web Site https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp

January           $ 5,448,987
February          $ 4,408,993
March             $ 4,410,274
April             $ 5,585,995
May               $ 6,094,365
Jun               $ 4,551,068
Jul               $ 3,775,000

Loan Write-Offs for the last four (4) Months
---------------------------------------------------------------------------------------
    Trust          Apr 2005           May 2005          Jun 2005          Jul 2005
---------------------------------------------------------------------------------------
1996-4                       $ 0               $ 0        $   15,494        $   22,052
---------------------------------------------------------------------------------------
1997-1                       $ 0        $  110,645        $  130,352        $   65,698
---------------------------------------------------------------------------------------
1997-2                 $  59,744        $  132,963        $   64,227        $   94,734
---------------------------------------------------------------------------------------
1997-3                 $ 135,978        $   62,062        $  197,861        $   25,308
---------------------------------------------------------------------------------------
1997-4                 $  28,939        $  157,156        $  144,074        $  256,184
---------------------------------------------------------------------------------------
1998-1                 $ 108,171        $   33,199        $   60,690        $   87,670
---------------------------------------------------------------------------------------
1998-2                 $ 164,221        $   55,114        $   92,135        $   64,050
---------------------------------------------------------------------------------------
1998-3                 $ 102,253        $  106,150        $  120,383        $  189,295
---------------------------------------------------------------------------------------
1998-4                 $  81,566        $  247,523        $  237,664        $  284,239
---------------------------------------------------------------------------------------
1998-5                 $  97,198        $  109,882        $  330,581        $  183,666
---------------------------------------------------------------------------------------
TOTAL                  $ 778,080        $1,014,694        $1,393,461        $1,272,926
---------------------------------------------------------------------------------------

As we understand it, Loan Write-Offs occur for loans on homes expected to be foreclosed upon. As you can see in the chart above, loan Write-Offs have increased considerably since April (when the Nevada Judge ordered an Election of Directors for September 1st). This activity is highly suspect! We understand that these Write-Offs are being handled by a company called Real Time Resolutions. Per information we received, the CEO of Real Time Resolutions was none other than Eric Green, prior President of FirstPlus Financial Group, Inc.! Initially, Real Time Resolutions and FirstPlus Financial Group, Inc. had the same office address!

Numbers don't lie. The data above was taken from the US Bank web site (near the bottom of page 3 in the line called "Write-Offs"). You can view it yourself at this link: https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp In fact, if you look at the July distribution for the 1998-3 Trust, the amount of "Write-Offs" were so high, the NET amount distributed to FirstPlus from this Trust is zero ($0.00) See page one for that Trust - Total Distribution for "R" (0.00). "R" means the "Residual" that remains left over for FirstPlus. This shows you how "Write-Offs" directly affect what we receive from the "Residuals".

As you can see in the chart above, loans have been written off at the rate of over $3.5 million in the last 3 months alone! The Steering Committee expected loan "Write-Offs" of delinquent loans would keep declining, especially since home values have increased considerably the last few years! As the opposite is happening, it appears that a final grab for assets is under way before a new Board of Directors has a chance to review this arrangement!

How long are you going put up with this?
We now have an "Election" scheduled for September 1st, just over six weeks away! However we have many legal actions yet to complete. We need EVERYONE to contribute to the FPFX Shareholder Action Fund!

Is it worth it? So far there is over $5.8 million in cash waiting to be distributed to the "Grantor Residual Trust" (for FPFX Shareholders and Creditors of FirstPlus) with more distributions on the way! If legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth a contribution for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

This is our final chance! We need to act together, and we are at last getting RESULTS!

You can see that the value of your shares has increased considerably since we initiated legal action! Please show your appreciation by making a check out to 'FPFX Shareholder Action Fund' today, and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

It is the right and fair thing to do!

--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.

CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of Jul 19, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Next Court Hearing Friday, August 05, 2005 at 1:30 p.m.
Washoe County Court
House Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

We are not sure how much time the Judge will give us for the August Hearing, as his case load is very busy. Each side uses as much of that time as possible to try to convince the Judge of their agenda. We never know what direction the hearing will go, so the lawyers have to prepare for several contingencies. The legal system is very expensive (and not very efficient) but it is the only way we Shareholders are able to get FirstPlus to do what we want (at this time). FirstPlus is sparing no expense in fighting us.

The Hearing is open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings. Dan Martin plans to attend the Hearing on Friday, August 5th, to observe. If you plan to attend this Hearing, please respond to this e-mail so arrangements can be made to meet you. Attending the election meeting in September is more important in our opinion.

Transcript of June 10th Hearing is Attached
The Court Transcript attached is in .txt format. If you are unable to open it, reply to this e-mail and another format in .doc will be sent to you.

Who to Nominate in the Upcoming Elections?
Per SEC rules and guidelines, there is a fine line between discussing 'who to nominate' and 'soliciting for an up-coming election of Directors'. We have to be very careful in this regard. Solicitation for nominees is forbidden until a proxy statement has been filed with the SEC. FirstPlus lawyers are keeping an eagle eye on us.

Per the FirstPlus Articles of Incorporation, nominations for the election of directors may be made by the Board of Directors....or by any stockholder entitled to vote.... However, stockholder nominations need to be in writing and must include representations and disclosures required by FirstPlus and the SEC. As we understand it, only people who make similar representations and disclosures in a Proxy Statement Form 14a filed with the SEC are allowed to participate in, and pay for the proxy solicitation process. It is very difficult to get stockholders (or anyone else) to participate in such a demanding commitment (as solicitors and/or nominees).

In spite of the difficulties described above, there may be multi Shareholder nominations, including some shareholders who may be aligned with current Board members. Let's say (hypothetically) that 15 candidates in total are nominated by Shareholders (in addition to five nominated by the current Board). The number of Director seats to be elected has not been firmed yet, but let's say (for example purposes) there are 5 seats to be filled which will consist of the entire new Board. We expect that the five nominees (who get the most votes from 20 nominees) will be the five new Board members.

You can see the danger in splitting votes among many candidates. For example, if 3 or more other "Shareholders" (who happen to be aligned with FirstPlus) win the most votes, the Current Board and Management would most likely be safe from any prior miss-deeds! We expect the current Board (which includes Dan Phillips) and/or Jack Draper will be using the Company Web Site and Company funds to confuse and divide the Shareholders in the upcoming election, and/or to promote the Board nominations.

Only after Shareholders have been nominated (and the appropriate Proxy forms have been filed with the SEC) will anyone be able to discuss who (from all the nominees) would have the Shareholders best interest at heart. When the time comes (after proxy statements are filed) we believe solicitations will begin to be made, to convince Shareholders who the best candidates are. We don't expect this will happen until August, in our opinion.

Our Legal Fund is Now in the Hole!
Thanks to your contributions (so far $48,700) and a $25,000 payment from FirstPlus, we have been able to keep on top of our legal cost obligations through the month of May (nearly half of the $25,000 from FirstPlus was used to pay May invoices). However, the invoices we recently received for June far exceeds the remaining funds in our account. The June invoice from our Securities law firm, Carter & Jenkins has a balance due of $21,113.25. The June invoice from Brooke-Shaw is $18,129.87. Together it comes to $39,243.12. Our legal fund has a balance of $16,488.79. This makes us short ($22,754.33)!!!

The cost of funding these legal firms is very expensive but necessary! The progress is slow but critical to our success. Because of the additional $22,754.33 we must come up with for the June invoices (in addition to July and August going forward) we find no alternative other than to increase the suggested contribution from one/half penny per share to one penny per share. This means that whatever was contributed before ($48,700) for legal expenses through May, we need an equal amount to fund our legal costs for June, July, and August.

After the elections, we will do everything in our power (within the law) to have Shareholder contributions for legal expense reimbursed. Also, we expect a first priority of a new Board is to pay a distribution to Shareholders from Residuals that are now available. However, as painful as it is, money needs to be expended up front. We hate to ask for it again; however we need to dig deep for the June, July, and August legal expenses. Please send some of that by the end of this month, so we can pay the June invoices. The rest can come next month and the month after. Your help is greatly needed and appreciated!

Evil succeeds when good men do nothing. Time for good men to do something!

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

CONFIDENTIAL - Attorney Client Relationship
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


CONFIDENTIAL - Attorney Client Relationship

Action Fund Contributors Newsletter as of Jul 24, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

Motion Filed in Reno Court on July 15th (Attached)
Please read the attached MOTION TO:
     (1) Compel FirstPlus to pay the cost of printing and mailing Petitioners' Proxy Materials
     (2)  Establish Record Date
     (3)  Establish the number of Directors to be elected

Lawyers are Working Hard on Shareholders' Behalf
The attached document is 9 pages long. Please allow time for pages to display as you scroll down. If you read the document carefully, you can see how much thought and work our lawyers need to undertake in their efforts to make the coming election fair (the actual MOTION has an additional 35 pages of Exhibits)! They are working hard (in July) even thought we have not yet paid the June invoices. Don't let them down! Please find a way to send in additional contributions to the legal fund. It is extremely important and it benefits us all!

Evil succeeds when good men do nothing. Time for good men to do something!

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


FPFX Steering Committee Update as of Aug 1, 2005

Trustee's Web Site has 5th Distribution Information
This is the link to latest distribution:
http://www.fpficreditorstrust.com/distributions.htm In the first quarter of this year (the 4th Distribution) $913,287 was paid to HSBC Bank (25%); $803,693 was paid to Paine Webber (22%). As you know (53%) of the "Grantor Residual Trust" is reserved for FPFX Shareholders and Creditors of FirstPlus. Using a simple relational formula, we calculate that amount as $1,936,169. Again, this amount was suspended pending a court decision, along with $3,872,338 from the prior distribution. Add them together and we saw that there was over $5.8 million in cash waiting to be distributed!

In the latest distribution (the 5th Distribution) the only thing that shows is payment being made to HSBC Bank (NYC Bondholders), with a year-to-date distribution to them of $1,890,504. We know that HSBC Bank got $913,287 in the first quarter (see 4th Distribution). Subtract $913,287 from the year-to-date number and you get $977,217 for this distribution.

We know that HSBC Bank gets 25% of everything going to the Residual Trust. Multiply $977,217 by 4 to get the total distribution (100%) and it comes to $3,908,868. Pain Webber Real Estate was getting 22% of the total, but that is now questionable. Has this claim been withdrawn, with the expectation that a new board was about to be elected? In any event, the amount remaining for the Shareholders and Creditors is 53% of the total (not counting the other 22%). Multiply $3,908,868 by 53% and it comes to $2,071,700 which is the amount that should be available for Shareholders/Creditors from the latest Distribution. Again, this amount is suspended pending a court decision, along with $5,808,507 from the prior distribution. Add them together and you will see that there is about $7.9 million in cash waiting to be distributed! As you can see, there is already a substantial amount of cash now available for distribution, with more scheduled in the coming quarters!

What does this mean to Shareholders?
If George Davis (Trustee of the Grantor Residual Trust) was the sole Trustee to distribute the $7.9 million, he would be now distributing money to Shareholders and Creditors. However, at the last moment the FirstPlus Board of Directors and CEO assigned two more Trustees (to take control of the Trustee position). This caused the FPFI Trustee (Dave Obergfell) to suspend the cash pay-out. He wanted the Bankruptcy Court to decide who should receive the money for distribution!
     7. One Trustee (per the original irrevocable agreement signed by FirstPlus Group Inc., FPFI Trustee David Obergfell, and George Davis) or
     8. Two additional Trustees (unilaterally assigned by Jack Draper and the FirstPlus Board of Directors at the last moment)?
Our understanding is that the Bankruptcy Judge did not believe she had jurisdiction over the dispute between FirstPlus Financial Group, Inc. and George Davis (Grantor Trustee) as neither party was part of the Bankruptcy (only a subsidiary of 'Group' filed bankruptcy). We understand that this case is now pending in the Texas State Court system.

More Distributions Coming!
As you know, the Grantor Residual Trust issues described above started when there was a check of about $3.87 million to be distributed, as of the quarter ending Dec 31, 2004. Since then, there was a check for over $1.9 million for the quarter ending March 31, 2005 and now $2,071,700 (calculated) for the 5th Distribution, giving a total (ready to distribute to Shareholders and remaining Creditors) of about $7.9 million! The Steering Committee expects that many million more will be ready to distribute in the coming quarters, which means there will be even more at stake!

If Group prevails in taking control of our Trust, there is no way we can be certain of what amount shareholders will receive, or when! We have no idea of what legitimate "Creditors" of FirstPlus remain (if any). Even Group's statement (that Paine Webber Real Estate Securities is a creditor that deserves 22% of the Residual Trust) is questionable! It is the Steering Committee's opinion that the best way to protect shareholder's rights (and just rewards) is to join together and contribute to the FPFX Shareholder Action Fund (see address at end of this e-mail).

Shareholder Contributions Still Needed
We now have an "Election" scheduled for September 1st, just one month away! However we have many legal actions yet to pay for. We need EVERYONE to contribute to the FPFX Shareholder Action Fund!

Is it worth it? So far there is about $7.9 million in cash waiting to be distributed to the "Grantor Residual Trust" (for FPFX Shareholders and Creditors of FirstPlus) with more distributions on the way! If legal actions result with Shareholders getting their fair share of each quarterly distribution (and putting a stop to other misdeeds) isn't it worth a contribution for legal expenses? After the election of new Directors, who knows what other assets may be discovered and/or recovered?

This is our final chance! We need to act together, and we are at last getting RESULTS!
You can see that the value of your shares has increased considerably since we initiated legal action! Please show your appreciation by making a contribution check out to 'FPFX Shareholder Action Fund' today, and mail it to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

One of our shareholders supplied to us this quote by Edmund Burke "The only thing needed for evil to prosper is for good men to do nothing". Time for good men to do something!
--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


Action Fund Contributors Newsletter as of Aug 07, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

CONFIDENTIAL - Attorney Client Relationship
Keep in mind that all the information contained in this e-mail is CONFIDENTIAL - Attorney Client Relationship, as you are Petitioners and/or Contributors to this legal action. Please do NOT give any of the information contained in this e-mail to any other person or shareholder and/or post it on Raging Bull (with the exception of Hearing Transcripts and/or SEC filings, which are open to the public).

Audit Received as Ordered by the Court
The FirstPlus Financial Group Inc. audit was received by our lawyers (on time) as ordered by the Court. However FirstPlus requested (and the Judge ordered) that the contents of the audit be kept strictly confidential until it is filed with the SEC as a 10-K. Because of this, no shareholder/petitioner has seen the audit contents. We will review and comment on the audit after in has been made public via the SEC EDGAR system, which we expect could happen any day now.

Who is Nominated for the Upcoming Elections?
Solicitation by nominees is forbidden until a proxy statement has been filed with the SEC and reviewed. For this reason, we will not discuss nominees and/or the proxy statement until the SEC review process is completed. However, the SEC makes public any "Preliminary Proxy Statement" filing affecting FirstPlus. The SEC filings pertaining to FirstPlus can be viewed at this link: http://www.pinksheets.com/quote/filings.jsp?symbol=FPFX

For example, you can click on the PREC14A to view the "Preliminary Proxy Statement" filed on July 28, 2005. Keep in mind that this is just a "Preliminary Proxy Statement" and is subject to changes requested by the SEC. Until the review process is completed, we will not discuss any of the PREC14A contents. On the morning of August 5th (just hours before our 1:30 Hearing scheduled that day) our lawyers received comments from the SEC requesting some changes, additional information, etc. pertaining to the PREC14A filing mentioned above.

Strategy Meeting prior to the Aug 5th Hearing
Prior to the 1:30 Hearing, our lawyers (and petitioners present) met to discuss recent developments. The following is what was understood by Danford Martin and his wife, based on their recollections and notes taken at that time.

As the SEC was requesting changes to the "Preliminary Proxy Statement" (as mentioned above) several days would be needed to comply, and then another 10 day waiting period would be necessary to give the SEC time to review the changes. Until the review process by the SEC is completed, no proxy statements (and proxy cards) could be mailed to Shareholders. It became painfully obvious to us that the September 1st election date (established by the Judge) will not allow time for the SEC review process to be completed prior to the customary 30 day advance mailing of proxy material before the election.

Because this is a contested election (opposing slates to be submitted) our Securities Lawyers expect that the SEC may conduct multiple reviews of proxy materials submitted by both the Shareholders and FirstPlus. In order to allow time for this, and a 30 day advance period for Shareholders to receive proxy material, review, and return proxy cards, our lawyers suggested that the election date of September 1st be extended to mid October.

Regarding our Motion for FirstPlus to pay the printing and mailing costs of the proxy statements/proxy cards submitted by Shareholders, FirstPlus proposed that they would be willing to pay up to $12,500.00 as that is what their transfer agent (Mellon) would charge them for mailing the FirstPlus proxy statements/cards. However FirstPlus did not want us to use their Transfer Agent as they did not want to be responsible for properly mailing out Shareholder proxy statements/cards.

Our lawyers/petitioners present agreed to contact ADP as the contractor to handle the proxy mailing for Shareholders. This is one of the many services that ADP provides (in addition to payroll services, etc.). In fact, we learned that ADP is the company that maintains the data bases of "street name" shareholders for most of the Brokerage Companies. ADP agreed to do the mailing for the Shareholders (in a contested election) provided it was acceptable by FirstPlus and that they could invoice directly to FirstPlus. The estimate ADP provided us for this service (including printing, mailing, receiving and tabulating proxy counts, etc.) was a little over $19,000.

Many Issues Settled at the August 5th Hearing
The August 5th Hearing was attended by only two FirstPlus lawyers (one from Texas and one from Nevada) and by four lawyers from Nevada representing Shareholders. J.D. Draper did not attend, however two Shareholders/Petitioners did observe the proceedings (Danford Martin and his wife). The following is what was understood by Danford Martin and his wife, based on their recollections and notes taken at that time. We understand that a transcript of the Court Hearing will be available at a later date. If so, we plan to provide that to you.

Everyone was at the Courtroom hallway at 1:30 but as in most courts, other cases were also scheduled that afternoon, so we waited in the hallways for our turn. This allowed time for the attorneys from both sides to discuss the issues prior to the hearing. Our lawyers proposed that the election date be postponed to mid October and that FirstPlus pay the proxy printing/mailing cost of up to $20,000. Their lawyers made phone calls to their contacts and said that they required an additional month for the election date (to mid November) and that they would pay no more than $12,500 for the Shareholder proxy mailing. Our lawyers said "No" to both proposals. Negotiations continued back and forth for about 1 1/2 hours, and this was the compromise arrived at -

If we would agree to the extra month FirstPlus wanted for the election date (November 16, 2005 instead of mid-October) they would agree to the following:

     1. FirstPlus agrees to pay to ADP (on behalf of Shareholders) actual costs (up to $20,000) of printing/mailing proxy statements, and process of proxy cards.
     2. We agreed that FirstPlus could hire Carl Hagberg to be the independent election inspector, to ensure that election results are fair and proper. NOTE: This is often done where there are contested elections between Shareholders and the Company, such as this is. Also, we believe that this will reduce the chance of a time consuming "legal challenge of election results" (by either party).
     3.   FirstPlus agreed to establish a firm "Date of Record" within 10 days.
          NOTE: The "Date of Record" is the date shareholders must "own" the shares in order to vote those shares at the election. Previously, July 15th was suggested as the "Date of Record". We understand that was changed to July 28th. Because of the new election date, the official "Date of Record" most likely will be moved out.
     4. FirstPlus agreed to complete their review of Shareholder nominations and submit any objections within 10 days.
     5. That the "Status Quo" order will remain in effect until the postponed election date of November 16, 2005.

As the above agreement had been worked out in the Court Building hallways, the actual Hearing lasted only about 20 minutes, to inform the Judge of what was agreed upon. We will request a copy of the court session transcript.

As an additional note of interest, FirstPlus said they expect that a meeting room for the election will be reserved at the Peppermill Hotel and Casio-Resort, and that they will confirm this later. This is a link to the Peppermill web site: http://www.peppermillreno.com/?source=google&sitrackingid=502497 Their room rates (for mid-week in November) are quite reasonable (about $46 for rooms in the tower, as low as $36 for rooms not in the tower).

Next Court Hearing Friday, Sep. 23, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

The Hearing is a status hearing, open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings. Most issues have been resolved in our opinion. Unless new issues arise, this Hearing may be vacated. Attending the special election meeting on November 16th is more important in our opinion.

Our Legal Fund is Still in the Hole!
The cost of funding our legal team is very expensive but necessary! The progress is slow but steady and is critical to our success. We feel that most of the critical issues have been resolved at this point. It appears to us that a fair election is inevitable. Based on the ability for both sides to come to a compromise agreement at this last Hearing, we believe that there will be less confrontation from this point forward. We will have a Shareholder slate that will run in opposition to FirstPlus nominees and the election will be held under the supervision of a Nevada Judge.

However, because of the additional $22,754.33 we must come up with for the June invoices (in addition to July invoices now coming in, and for the months going forward) we find no alternative other than to increase the suggested contribution from one/half penny per share to one penny per share. We really appreciate all the additional contributions made (and on the way)! We are still behind payment of invoices from our law firms, but they have all agreed to continue working (on our behalf). We must say that we have a GREAT legal team; who are as committed as we are to bringing a fair and just conclusion to our Shareholder petition!

After the elections, we will do everything in our power (within the law) to have Shareholder contributions for legal expenses reimbursed. Also, we expect a first priority of a new Board is to pay a distribution to Shareholders from Residuals that are now available. However (painful as it is) money needs to be expended up front. We hate to ask for it again; however we need to dig deep for the June, July, and August legal expenses. Legal expenses for September, October, and November should be a lot less, as there are fewer issues to resolve.
Your help is greatly needed and appreciated!

One of our shareholders supplied to us this quote by Edmund Burke "The only thing needed for evil to prosper is for good men to do nothing". Time for good men to do something!

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

CONFIDENTIAL - Attorney Client Relationship
Keep in mind that all the information contained in this e-mail is CONFIDENTIAL - Attorney Client Relationship, as you are Petitioners and/or Contributors to this legal action. Please do NOT give any of the information contained in this e-mail to any other person or shareholder and/or post it on Raging Bull (with the exception of Hearing Transcripts and/or SEC filings, which are open to the public).
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


FPFX Steering Committee Update as of Aug 23, 2005
Based on continual e-mail reports, the FPFX total share count for those receiving this update currently stands at 350 Shareholders holding 28,816,045 shares. This number represents over 63% of all outstanding shares (45,340,090). Please reply to this e-mail if your FPFX holdings have changed recently.

Election Date Moved to November 16, 2005
Just prior to the August 5th Hearing, we were notified that the SEC was requesting changes to the "Preliminary Proxy Statement" filed by Shareholders. Several days would be needed to comply, and then another 10 day waiting period would be necessary to give the SEC time to review the changes. Until the review process by the SEC is completed, no proxy statements (and proxy cards) could be mailed to Shareholders. It became painfully obvious to us that the September 1st election date (established by the Judge) would not allow time for the SEC review process to be completed prior to the customary 30 day advance mailing of proxy material before the election.

Because this is expected to be a contested election (opposing slates to be submitted) we believe that the SEC may conduct multiple reviews of proxy materials submitted by both the Shareholders and FirstPlus. In order to allow time for this (and a 30 day advance period for Shareholders to receive proxy material, review, and return proxy cards) it was suggested that the election date of "September 1st" be extended to mid October.

The other side wanted more time (mid November). As we understand it, there were negotiations going on between the two sides, with give and take on both sides. FirstPlus got the extra 30 days requested, and they relented on several other important issues (per eye witnesses on August 5th).

As an additional note of interest, FirstPlus indicated that they expect a meeting room for the election will be reserved at the Peppermill Hotel and Casio-Resort, but that they would confirm this later, if that is the case. Please understand that the final location could be different. This is a link: http://www.peppermillreno.com/?source=google&sitrackingid=502497
Their room rates (for mid-week in November) are quite reasonable (about $46 for rooms in the tower, as low as $36 for rooms not in the tower).

Next Court Hearing Friday, Sep. 23, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

The Hearing scheduled is a status hearing, open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings. Most issues have been resolved in our opinion. Unless new issues arise, this Hearing may be vacated. Attending the special election meeting on November 16th is more important in our opinion.

New Record Date to be Established
As the Election date has been moved out to November 16th, the "Date of Record" must also be moved out. As we understand it, SEC rules and/or bylaws require that the "Date of Record" be no more than 60 days (and no less than 10 days) prior to the Election date. We have no ideas as to what the record date will be, but based on the rules, we don't expect it will be prior to September 16th (60 days prior to November 16th election date). NOTE: As we understand it, the "Date of Record" is the date shareholders must "own" the shares in order to vote those shares at the election.

Net Residual Income for August Still Low!
For the current month of August, the total amount of net cash received from all Trusts Residuals (belonging to FirstPlus) is about $3,722,224 (Trusts without July data yet have been estimated). From this amount, approximately $25,000 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves a balance of about $3,697,448 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. This amount is much less than amounts distributed in prior months! Below are the net Residuals apparently received by the Bankruptcy Trustee so far this year, per the U.S. Bank Web Site https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp

January           $ 5,448,987
February          $ 4,408,993
March             $ 4,410,274
April             $ 5,585,995
May               $ 6,062,983
Jun               $ 4,547,071
Jul               $ 3,845,928
Aug               $ 3,697,448

Loan Write-Offs for the last four (5) Months
-------------------------------------------------------------------------------------------------------
    Trust          Apr 2005           May 2005          Jun 2005          Jul 2005         Aug 2005
-------------------------------------------------------------------------------------------------------
1996-4                       $ 0               $ 0        $   15,494        $   22,052        $  45,496
-------------------------------------------------------------------------------------------------------
1997-1                       $ 0        $  110,645        $  130,352        $   65,698              $ 0
-------------------------------------------------------------------------------------------------------
1997-2                 $  59,744        $  132,963        $   64,227        $   94,734        $  47,472
-------------------------------------------------------------------------------------------------------
1997-3                 $ 135,978        $   62,062        $  197,861        $   25,308        $ 123,318
-------------------------------------------------------------------------------------------------------
1997-4                 $  28,939        $  157,156        $  144,074        $  256,184        $ 126,712
-------------------------------------------------------------------------------------------------------
1998-1                 $ 108,171        $   33,199        $   60,690        $   87,670        $ 146,841
-------------------------------------------------------------------------------------------------------
1998-2                 $ 164,221        $   55,114        $   92,135        $   64,050        $  87,451
-------------------------------------------------------------------------------------------------------
1998-3                 $ 102,253        $  106,150        $  120,383        $  189,295        $ 144,999
-------------------------------------------------------------------------------------------------------
1998-4                 $  81,566        $  247,523        $  237,664        $  284,239        $ 149,605
-------------------------------------------------------------------------------------------------------
1998-5                 $  97,198        $  109,882        $  330,581        $  183,666        $  32,288
-------------------------------------------------------------------------------------------------------
TOTAL                  $ 778,080        $1,014,694        $1,393,461        $1,272,926        $ 904,182
-------------------------------------------------------------------------------------------------------

As we understand it, Loan Write-Offs occur for loans on homes expected to be foreclosed upon. As you can see in the chart above, loan Write-Offs have increased considerably since April (when the Nevada Judge ordered an Election of Directors for September 1st). This activity is highly suspect! We understand that these Write-Offs are being handled by a company called Real Time Resolutions. Per information we received, the CEO of Real Time Resolutions was none other than Eric Green, prior President of FirstPlus Financial Group, Inc.! Initially, Real Time Resolutions and FirstPlus Financial Group, Inc. had the same office address!

Numbers don't lie. The data above was taken from the US Bank web site (near the bottom of page 3 in the line called "Write-Offs"). You can view it yourself at this link: https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp In fact, if you look at the July and August distribution for the 1998-3 Trust, the amount of "Write-Offs" were so high, the NET amount distributed to FirstPlus from this Trust is zero ($0.00) for the last two months! See page one for that Trust for both July and August - Total Distribution for "R" (0.00). "R" means the "Residual" that remains left over for FirstPlus. This shows you how "Write-Offs" directly affect what we receive from the "Residuals".

As you can see in the chart above, loans have been written off at the rate of nearly $5.4 million in the last 5 months alone! The Steering Committee expected loan "Write-Offs" of delinquent loans would keep declining, especially since home values have increased considerably the last few years! As the opposite is happening, it appears that a final grab for assets is under way before a new Board of Directors has a chance to review this arrangement!

Who are the Creditors of FPFG (Group)?
We knew about the New York bondholders who are receiving 25% of Group's claim. Subsequently, we were informed that Paine Webber Real Estate deserves 22% of Group's claim, and so they received 22% in the prior two distributions, for a total of $2,411,078. However, per the Trustee's latest Distribution shown on his Web Site - link is: www.fpficreditortrust.com Paine Webber Real Estate is no longer receiving that distribution. Obviously, the debt to Paine Webber is now fully paid off! What will happen to the proceeds (22% of Group's claim) which when calculated comes to $956,394 in the last distribution alone? Where does it go to? Shouldn't that 22% be rolled into the 53% going to the Grantor Trust (for Shareholders and remaining Creditors) making it 75% (53% + 22%) as was originally intended?

Also, per the Trustees Web Site referenced above, we calculated that another $2,071,700 is now available for the Grantor Trust (in addition to the $5,808,507 previously available). This means that there is a total of $7.9 million in cash now suspended (in addition to $956,394 previously going to Paine Webber, which is also suspended)!

Now all of a sudden, Group is saying there is several million more owed to Creditors of Group, but they will not tell us who they are! You can see their song and dance at the Company's web site which says: "The estimated amount of such creditor claims has been provided previously to George Davis, the initial trustee of the Grantor Trust and is also known by the other two trustees. Due to the fact that certain of the creditor claims may be subject to valid defenses and/or disputed as to their liquidated amount, Group views the extent, amount and holders of these claims to be sensitive business information the disclosure of which could detrimentally affect the interests of shareholders.

However, based on the size, number and possible legal positions available to FIRSTPLUS in connection with the payment of these claims, FIRSTPLUS believes that a substantial distribution to shareholders is possible. Thus, the Trustees of the Grantor Trust were requested to approve a distribution of $3.5 million to the shareholders and hold back the balance for the purpose of providing for creditor claims and satisfying the expenses incurred in making the distribution."

We have the following questions:
     5.   Who are these so-called Creditors?
     6. Why can't their names and amounts claimed be disclosed? That's the normal procedure even if those claims are later disputed.
     7.   Have these creditors also submitted claims in the FPFI Bankruptcy?
     8.   If not, why not?
     9.   If so, were their claims denied?

     10. Who is determining if remaining Creditors of Group are valid, as the bankruptcy court process is now closed, and it is 6 years later?
     11. From the $7.9 million currently suspended, $3.5 million is offered for Shareholders. Why is it necessary to hold back $4.4 million for Creditors, of which we know nothing about?
     12. What about the $956,394 (previously going to Paine Webber) which is also suspended?
     13. Why can't the 22% previously going to Paine Webber (starting with the $956,394 now suspended) be used to pay off six year old Creditors (if necessary)? This is no small amount folks (nearly $1 million for last quarter alone)!
     14. If the money previously going to Paine Webber was used to settle those old claims, then couldn't the entire $7.9 million now in the Grantor Trust be distributed to Shareholders, instead of just $3.5 million? We are not talking about the future. We are talking about 'cash' that is already in the till (now)! Based on 45,340,090 shares outstanding, $7.9 million would come to over 17 cents per share (now)!
     15. What about distributions for next quarter, etc. etc.? No mention of it in the web site!
     16. So many unanswered questions, how can we trust current Management and Directors, and their one-sided propaganda?

Unfortunately for Shareholders, all of these questions relate to a lot of money! Money that's being decided by a Board that has not been elected in over 7 years, and has on three occasions (in the last five years) given control of the company to insiders or former insiders!

Special Thanks to New Shareholder Contributors!
We were especially pleased that several (more than a few) additional Shareholders (who receive these Steering Committee Updates) contributed recently to the FPFX Shareholder Action Fund. They can see how important it is to have lawyers representing Shareholders. They can see how Shareholders have been all but ignored until it was decided that we needed lawyers to look after our rights as owners of the Company! Thank you, as your contributions are very much needed!

There are still many of you who have not contributed anything yet to the FPFX Shareholder Action Fund. About half of the Shareholders receiving these updates have contributed to the Fund. The rest of you have not. Legal bills are still coming in! It's your turn to help!

All of us have excuses (business is bad, retired, out of work, etc.). In spite of that about half of us contributed, as it was obvious that Shareholders were being ignored (no Shareholder meetings and no audited financial reports for over 7 years). This is your chance to finally be represented by a legal team working for your benefit (as a Shareholder) and protect your rights!

One of our shareholders supplied to us this quote by Edmund Burke "The only thing needed for evil to prosper is for good men to do nothing". Time for good men to do something! Please send a check to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

It is the right and fair thing to do, and it's worth it!

--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.


Action Fund Contributors Newsletter as of Sep 05, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

CONFIDENTIAL - Attorney Client Relationship
Keep in mind that all the information contained in this e-mail is CONFIDENTIAL - Attorney Client Relationship, as you are Petitioners and/or Contributors to this legal action. Please do NOT give any of the information contained in this e-mail to any other person or shareholder and/or post it on Raging Bull (with the exception of Hearing Transcripts and/or SEC filings, which are open to the public).

Court Transcript for August 5th Hearing Attached
Attached is the complete Transcript of the August 5th Hearing. The main portion is shown below (for your convenience). Mr. Jenkins is one of our lawyers. Mr. Edwards is the FirstPlus lawyer from Dallas:

MR. JENKINS: --- We have reached this agreement on the motion, Your Honor. FirstPlus has agreed to pay the actual costs of the mailing and printing for the election for the shareholders up to a cap of $20,000. So it's actual costs not to exceed $20,000. And the way that will be handled is that the shareholders hire will invoice FirstPlus for those costs. That resolves the motion.

We have some other issues to take up. FirstPlus has confirmed to us today that there are no preferred shares outstanding, so that eliminates one of the issues. As you know, FirstPlus has completed their annual audit, supplied it to the Court and counsel pursuant to a confidentiality order. We have agreed that the audit will be kept confidential until FirstPlus files it publicly as a 10K with the SEC, which is anticipated to happen next week.

We have some other issues attendant to the election. We had asked FirstPlus to hire an election inspector. They have agreed to do so and have nominated Carl Hagberg, who was the expert witness at our last hearing, to be the election inspector, and we have agreed that he can be election inspector. The shareholders have filed their preliminary proxy statement with the SEC. When we do that, the SEC has ten days to comment upon that. We have just today received comments upon that. So we will be responding to those comments.

FirstPlus has yet to file their 10K or their proxy statement. We anticipate that they will receive comments. Those proxy statements cannot be mailed out until the SEC is satisfied. And based upon Mr. Hagberg's testimony, we need at least 30 to 40 days after those proxy statements are mailed out before the election is held. We are already less than 30 days, and so we have agreed that we will set a new date for the election for November 16, 2005. FirstPlus had previously chosen the site of the Peppermill Hotel-Casino, a room there, and I assume that they will keep the same site for the election. ----

--- Moving the election out means that the record date has to be moved out also, and FirstPlus has agreed to let us know what the new record date will be within ten days of today. That doesn't mean the record date will be within ten days, but they will tell us what the new record date is within ten days of today. The shareholders had previously given the nomination of directors to FirstPlus. They have those and are reviewing those, and they will let us know within ten days of today if there's any objections to our nominated slate of directors. Mr. Edwards.

MR. EDWARDS: Judge, I believe that the petitioners' counsel sufficiently stated what we have agreed to on behalf of the respondents, including we think the courtroom looks spectacular as well.

Audit Completed but not yet Filed with the SEC
The FirstPlus Financial Group Inc. audit was received by our lawyers and the Court (on time) as ordered by the Court. However FirstPlus has not filed it with the SEC yet, even though it was stated in Court "We have agreed that the audit will be kept confidential until FirstPlus files it publicly as a 10K with the SEC, which is anticipated to happen next week."

What this means is that our lawyers have seen the audit, but agreed to keep it confidential until it is filed with the SEC. None of the Shareholder Petitioners have seen it (including any of the Director Candidates or Steering Committee). However our lawyer told the Court on August 5th that it was anticipated to be filed "next week" (based on their conversations with the FirstPlus lawyers). Mr. Edwards (the FirstPlus lawyer) agreed to that statement by saying "Judge, I believe that the petitioners' counsel sufficiently stated what we have agreed to on behalf of the respondents".

As you can see, filing of the Audit with the SEC is long past due the agreed upon time frame! Last week there was a strategy conference call between our Security Lawyers and the four (4) Shareholder nominated Director Candidates, to discuss the fact the FirstPlus has not yet filed the Audit with the SEC. We are not at liberty to discuss what was decided to do about this issue, but our lawyers plan to pursue a legal remedy. We will review and comment on the audit after in has been made public via the SEC EDGAR system.

On other issues, our lawyers did receive the expected new "Record Date" however they would not tell us what it is, as it is confidential until it is announced to all shareholders. As mentioned in a prior Steering Committee Update, it is not expected that the "Record Date" would be prior to September 16th. It may be later than that date, however.

As we understand it, FirstPlus has no objections to the Shareholder Director Nominees. They did complain about disclosures regarding "agreements and understandings" between the Nominating Shareholders and/or Nominees. To put this issue at rest, the FPFX Shareholder Value Committee (who nominated the Director Nominees) and Nominees will sign a document showing all agreements and understandings they have. It will basically consist of agreements and understandings that were disclosed in the Preliminary Proxy Statement, Schedule 14A on file with the SEC.

Next Court Hearing Friday, Sep. 23, 2005 at 1:30 p.m.
Washoe County Court House
Department 7, Judge Peter Breen
75 Court Street, Reno NV 89520.

The Hearing is a status hearing, open to the public and can be viewed by anyone, although it is expected that only lawyers and the Judge will participate in the proceedings. Most issues have been resolved in our opinion, except for the filing by FirstPlus of the Audit and their Preliminary Proxy Statement. Attending the special election meeting on November 16th is more important in our opinion.

Thank you for the Additional Action Fund Contributions!
You may recall, we paid out $19,000 in legal fees in July, but still had $22,754.33 in unpaid invoices. Because of extra contributions from the Shareholders receiving this Contributors News Letter (and some new contributors) we were able to pay out an additional $19,148 for legal fees and expenses in August. However, invoices received in August totaled nearly as much, so unpaid invoices still remain at $22,579.60.

We really appreciate all the additional contributions made (and on the way)! Even though there was a plea on the August 23rd Steering Committee Update for other Shareholders to contribute (as well as pleas on Raging Bull by others, thank you) new contributors since then have been only a few. Although we are very grateful for a few more contributors, those of us who contributed before need to keep it coming. We are still behind payment of invoices from our law firms, but they have all agreed to continue working (on our behalf). We must say that we have a GREAT legal team; who are as committed as we are to bringing a fair and just conclusion to our Shareholder petition!

However (painful as it is) money needs to be expended up front. We hate to ask for it again; but we need to dig deep for the prior legal expenses. Suggested total to contribute is now 1 penny per share. Legal expenses for September, October, and November should be less, as there are fewer issues to resolve. Your help is greatly needed and appreciated!

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


Action Fund Contributors Newsletter as of Sep 24, 2005
This news letter is being sent only to Shareholders who contributed to the FPFX Shareholder Action Fund and/or submitted their consent to be named as petitioners for Shareholder Meeting to Elect Directors.

CONFIDENTIAL - Attorney Client Relationship
Keep in mind that all the information contained in this e-mail is CONFIDENTIAL - Attorney Client Relationship, as you are Petitioners and/or Contributors to this legal action. Please do NOT give any of the information contained in this e-mail to any other person or shareholder and/or post it on Raging Bull (with the exception of Hearing Transcripts and/or SEC filings, which are open to the public).

FirstPlus Audit Finally on File with the SEC
The FirstPlus Financial Group Inc. audit was received by our lawyers and the Court by August 1, 2005 (on time) as ordered by the Court. However FirstPlus did not file it with the SEC until nearly two months later, even though it was stated in Court "We have agreed that the audit will be kept confidential until FirstPlus files it publicly as a 10K with the SEC, which is anticipated to happen next week." Actually, the audit was NOT filed early August as indicated. In fact, it was not filed until September 22, 2005 (the day before the September 23rd Status Hearing)!

As the contents of the audit were confidential until filed with the SEC, none of the Shareholders were able to review it (including the Steering Committee). However our lawyer told the Court on August 5th that it was anticipated to be filed "next week" (based on their conversations with the FirstPlus lawyers). Mr. Edwards (the FirstPlus lawyer) agreed to that statement by saying "Judge, I believe that the petitioners' counsel sufficiently stated what we have agreed to on behalf of the respondents".

As you can see, filing of the Audit with the SEC was long past due the agreed upon time frame! Several week ago, there was a strategy conference call between our Security Lawyers and the four (4) Shareholder nominated Director Candidates, to discuss the fact the FirstPlus has not yet filed the Audit with the SEC. Our lawyers took appropriate measures to prod FirstPlus into filing the audited financial statement and preliminary proxy statement. FirstPlus was not cooperative, and stated that there were even going to change the new "Record Date" that was previously provided to our counsel.

To prevent any additional delaying tactics from FirstPlus, our lawyers submitted to the Court an "Emergency Motion" to force FirstPlus to make the required filings in a timely manner. On Thursday evening, Danford Martin (8 hours into his 10 hour drive to Reno) learned of the last minute filing by FirstPlus of their Audited Financials and Preliminary Proxy Statement. Upon talking to legal counsel, it was decided to request the Court to continue the Friday, September 23rd Status Hearing to another date, as the issues we prepared to argue at the Friday Hearing were now moot. On Friday, Danford Martin drove back to his home base to help prepare this update. Below are links to the FirstPlus SEC filings made Thursday afternoon:

FirstPlus Group's Preliminary Proxy Statement, Form PRE 14A:
http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z25v&CIK=1000368

FirstPlus Group's Form 10KSB Annual Report ending Dec 31, 2004 (Audit): http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z25z&CIK=1000368

8-K announcing new Auditor for FirstPlus Group, as of June 3, 2005: http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z251&CIK=1000368

We will withhold comments regarding these documents until we have had time to review them fully. Also, please understand that the FPFX Shareholder Value Committee has just recently filed with the SEC a revised "Preliminary Proxy Statement" and response to a comment letter from the SEC. As the SEC is still reviewing the revised proxy statement (and reply correspondence), no proxy solicitation can be initiated by the "Committee" until that review is completed. In the meantime, the "FPFX Shareholder Value Committee" must remain silent regarding "election" issues.

Thank you for Additional Action Fund Contributions!
As previously stated, we paid out $19,000 in legal fees in July, and $19,148 for legal fees and expenses in August, leaving us unpaid legal invoices totaling $22,579.60.

Invoices for legal costs and fees during September totaled $18,421.47. The amount we were able to pay in September was $13,584.00. This means our unpaid invoices have increased to $27,417.07.

We really appreciate all the additional contributions made (and on the way)! Those of us who contributed before need to keep it coming. We are still behind payment of invoices from our law firms, but they have all agreed to continue working (on our behalf). We are all committed to bringing a fair and just conclusion to our Shareholder petition!

We hate to ask for it again, but we need to dig deep for the unpaid legal expenses. Suggested total to contribute is now 1 penny per share. We need to keep it coming, as we now have a large "unpaid" legal bill.
Your help is greatly needed and appreciated!

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656
----------------------------------------
This news letter is being sent only to those Shareholders who contributed and/or participated in our legal effort, as information we share may be confidential and/or sensitive to pending legal actions. For the same reason, we do not want to discuss legal plans or strategy, or the total amount we have collected. A News Letter will be sent only when there is information to report that is known by the courts (public information). As the court calendars are very busy, there may be long periods to wait for news.


FPFX Steering Committee Update as of Sep 25, 2005
Based on continual e-mail reports, the FPFX total share count for those receiving this update currently stands at 350 Shareholders holding 28,885,194 shares. This number represents about 63.9% of all known outstanding shares (45,340,090). Please reply to this e-mail if your FPFX holdings have changed recently.

FirstPlus Audit Finally on File with the SEC
As you know, there was a 'Status Hearing' scheduled for Friday, September 23, 2005. We shareholders were getting very concerned, as the audit provided to the Court on August 1st had not been filed with the SEC (shortly after the August 5th Hearing) as FirstPlus lawyers had indicated they would. We expected to resolve this issue at the Hearing last Friday. On Thursday evening, Danford Martin (8 hours into his 10 hour drive to Reno) learned of the last minute filing by FirstPlus of their Audited Financials and Preliminary Proxy Statement. As this is now a moot issue, Danford Martin drove back to his home base Friday, as it is expected that the Status Hearing will be continued to a later date. Below are links to the FirstPlus SEC filings made Thursday afternoon:

FirstPlus Group's Preliminary Proxy Statement, Form PRE 14A:
http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z25v&CIK=1000368

FirstPlus Group's Form 10KSB Annual Report ending Dec 31, 2004 (Audit): http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z25z&CIK=1000368

8-K announcing new Auditor for FirstPlus Group, as of June 3, 2005: http://www.secinfo.com/$/SEC/Filing.asp?D=12uJc.z251&CIK=1000368

We will withhold comments regarding these documents until we have had time to review them fully. Also, please understand that the FPFX Shareholder Value Committee has just recently filed with the SEC a revised "Preliminary Proxy Statement" and response to a comment letter from the SEC. As the SEC is still reviewing the revised proxy statement (and reply correspondence), no proxy solicitation can be initiated by the "Committee" until that review is completed. In the meantime, the "FPFX Shareholder Value Committee" must remain silent regarding "proxy" issues.

Net Residual Income for September per US Bank
For the current month of September, the total amount of net cash received from all Trusts Residuals (belonging to FirstPlus) is about $4,051,626. From this amount, approximately $26,000 goes directly to FirstPlus Group (as we believe they own 1% of the residuals from 5 Trusts). This leaves a balance of about $4,025,000 available to distribute to the Class-4 (Unsecured) Creditors this month, per the U.S. Bank Web Site. Below are the net Residuals remaining for FirstPlus apparently received by the Bankruptcy Trustee so far this year, per the U.S. Bank Web Site:
https://trustinvestorreporting.usbank.com/TIR/landingPage.jsp

January           $ 5,448,987
February          $ 4,408,993
March             $ 4,410,274
April             $ 5,585,995
May               $ 6,062,983
Jun               $ 4,547,071
Jul               $ 3,845,928
Aug               $ 3,697,448
Sep               $ 4,051,626

Special Thanks to New Shareholder Contributors!
We were especially pleased that additional Shareholders (who receive these Steering Committee Updates) contributed recently to the FPFX Shareholder Action Fund. They can see how important it is to have lawyers representing Shareholders. They can see how Shareholders have been all but ignored until it was decided that we needed lawyers to look after our rights as owners of the Company! Thank you, as your contributions are very much needed!

There are still many of you who have not contributed anything yet to the FPFX Shareholder Action Fund. Legal bills are still coming in! It's your turn to help! It is obvious that Shareholders were being ignored (no Shareholder meetings and no audited financial reports for over 7 years). This is your chance to finally be represented by a legal team working for your benefit (as a Shareholder) and protect your rights!

Please send a check to:

FPFX Shareholder Action Fund
% Dan Martin
7 Egret Lane
Aliso Viejo, CA  92656

It is the right and fair thing to do, and it's worth it!

--------------------------------------------------------
This e-mail reflects the 'opinion only' of one or more of the Steering Committee members. This e-mail is intended to be for the sole purpose of sharing information and/or opinions affecting FirstPlus Financial Group, Inc. It is not intended in any way to be a recommendation to buy or sell stock in this company, nor is it intended to be a solicitation for a proxy or vote of any kind.

Following are posted messages in the www.ragingbull.lycos.com internet message board regarding FirstPlus Financial Group Inc. by members of the FPFX Shareholder Value Committee (including members of the FPFX Steering Committee) since the Shareholder Meeting to Elect Directors was announced April 12, 2005. Danford L. Martin, George R. Eberting, James P. Hanson, and Kenneth W. Bolster are using the pseudo names ANALYST_999_2, greberting, jamesh57, and flkenb respectively. They are statements and/or opinions of the individual who posted the message in a public forum, under a pseudo name.

By:  ANALYST_999_2                      Msg. 22515            16 Apr 2005
FPFX Steering Committee NEWS Update......
Today I sent the latest update (e-mail) to all FPFX shareholders on the e-mail update list regarding SPECIAL NEWS!
If you don't see the e-mail, your mailbox may be full, or your e-mail address may have changed, or your server may be treating the 'group mail' update from analyst999@cox.net as Spam mail (and is blocked or diverted into your junk mail folder). If that is the case, just send me an e-mail and I will reply with the 'update news' directly to you! You should also mark analyst999@cox.net as NOT a spam or junk mail sender.
If you currently do not receive these updates but would like to, just send an e-mail and your FPFX share total to me at: analyst999@cox.net
Dan

By:  ANALYST_999_2                      Msg. 22565            20 Apr 2005
Some GOOD NEWS regarding FirstPlus!...
The FPFX Steering Committee sent out their e-mail update last Saturday to several hundred FPFX Shareholders with some good news regarding FirstPlus!
If you would like to be added to the e-mail list to get these updates, just send an e-mail and your FPFX share total to: analyst999@cox.net
Also, please contact me if your e-mail address has changed recently. Dan
--------------------------------------------------------------------------------


By:  greberting                         Msg. 23719            21 Sep 2005
(This msg. is a reply to 23718 by gatta-git-it.)
As far as I know, the hearing is still on for the 23rd.
This will be the last time I will post here for a while. Inasmuch as I am in a position to receive confidential (lawyer/client) type info regarding our efforts to throw the bums out, I think it is not appropriate for me to risk saying something that might damage our efforts.

By:  greberting                         Msg. 23674            12 Sep 2005
(This msg. is a reply to 23673 by gatta-git-it.)
Vision?? More like day dreaming. LOL
But real estate is being much better to me than the stock market ever has, so maybe there is some hope yet...

By:  greberting                         Msg. 23670            12 Sep 2005
(This msg. is a reply to 23668 by paintman430.)
Slurpees and french fries??? Where did that come from?
I'm thinking more in terms of beachfront vacation property, Corvettes, travel to far off places ........

By:  greberting                         Msg. 23664            12 Sep 2005
(This msg. is a reply to 23663 by grinch3va.)
If management were to make an offer to buy us all out, what would you/we accept? I suspect that if they were to make an offer, it would be less than half what the company is really worth.... And, unless we can do a legitimate audit, we won't know. Hmm. Would I be willing to accept $.50 per share? $.75? ??
Probably not.

By:  greberting                         Msg. 23644            9 Sep 2005
(This msg. is a reply to 23643 by paintman430.)
lol "Riff-raff"!! I love that appellation. It seems so....appropriate. Having met the president of our company, and knowing the history of failed companies with which Phillips was connected, riff-raff seems right on to me.

By:  greberting                         Msg. 23636            8 Sep 2005
(This msg. is a reply to 23635 by grinch3va.)
Grinch: The "new" creditors are supposedly for FPFX, which did not declare bankruptcy, so the bankruptcy trustee would have no jurisdiction whatsoever over those claims.

By:  greberting                         Msg. 23632            8 Sep 2005
(This msg. is a reply to 23630 by huh204.)
Yes, two companies and two sets of creditors. You are right.

By:  greberting                         Msg. 23628            8 Sep 2005
(This msg. is a reply to 23626 by grinch3va.)
HUH = Wassup? I'm not sure. There seems to be a difference in the writing style. But it surely looks suspicious, doesn't it?
I'm curious how George Davis was supposed to assemble a list of creditors, not ever having had access to company records? Apparently the debts that management is now claiming are legitimate, accrued many years ago. The recent audit only covered the last two years, I believe. Were those debts verified or reviewed in any way by the auditors? Perhaps they were, and were found to be of questionable legitimacy? Is that why the audit has not yet been filed, because management doesn't want the world to know that the creditor claims are not legit?
If management believes there are valid creditor claims, they SURELY must have told the auditors. If they DIDN'T tell the auditors, then they have dug themselves into a seriously deep hole......
Hmm. Is there a connection between the failure to file the audit and the legitimacy of the creditor claims??
Even if there isn't a connection, why hasn't the audit been filed as agreed? That is a very legitimate question which management fails to answer.

By:  greberting                         Msg. 23612            7 Sep 2005
(This msg. is a reply to 23611 by iceman_i169.)
Well, if he is so ready and willing to answer questions, this would be a useful forum in which to do so. We know he reads our posts. And we know he is capable of posting here. But he chooses to ingore our many, many requests for infromation. If he doesn't like this forum, then use his own web site to a much greater degree to answer. Or, assemble our questions and. from time to time, file a statement with the SEC.
Management's failure to do the simplest of things for shareholders tells all, as far as I'm concerned.

By:  greberting                         Msg. 23610            6 Sep 2005
(This msg. is a reply to 23609 by leo09920.)
I don't know what to tell you, Leo. We don't know the answers to your questions, either. Managements' failure to communicate with us is one of the reasons we are trying to replace them. For years they used the excuse "we really can't say anything right now because of the class action law suits." OK. That was then. This is now. But our questions still go unanswered.

By:  greberting                         Msg. 23608            6 Sep 2005
(This msg. is a reply to 23607 by leo09920.)
Relax? If I were any more relaxed, Leo, I'd be dead!
Yes, I am a member of the Steering Committee. But that doesn't mean I am an insider. I don't know any more than you know from reading Dan's updates,

By:  greberting                         Msg. 23606            6 Sep 2005
(This msg. is a reply to 23605 by leo09920.)
Leo, the only "insiders" are existing management. Are you sure you want to be part of that bunch??? lol
If you would be content to receive the occasional updates that Dan Martin distributes, then make a contribution to the legal fund. Even one cent per share would be appreciated

By:  greberting                         Msg. 23600            6 Sep 2005
(This msg. is a reply to 23599 by greberting.)
By the way, Leo, if you have contributed to the legal fund, you would be receiving information from time to time about what is happening and you wouldn't have to ask your questions here.

By:  greberting                         Msg. 23599            6 Sep 2005
(This msg. is a reply to 23598 by leo09920.)
You've lost me, Leo. All I know is that it was agreed in court that the results of the audit would not be released until it was filed with the SEC. Their attorneys stated that it would be filed within ten days of that hearing. It wasn't. And I don't know why. Apparently you don't realize that Wassup is none other than Jack Draper? At least, it seems that way to me and others.

By:  greberting                         Msg. 23597            6 Sep 2005
(This msg. is a reply to 23596 by leo09920.)
Leo, you're hyperventalting again.
Our lawyers DID NOT FORGET. It was agreed in court that the audited financials would be filed with the SEC within ten days of the last hearing. Didn't happen. Don't know why. Why not ask Wassup?

By:  greberting                         Msg. 23578            31 Aug 2005
(This msg. is a reply to 23563 by greberting.)
OT: I'm dying to pump one of my favorite little mining companies, but won't do it in public. If any one wants some info, let me know: greberting@yahoo.com

By:  greberting                         Msg. 23563            29 Aug 2005
(This msg. is a reply to 23562 by riggs429.)
Amen! Leo, take a breath. You must be Italian??? lol
Patience and faith......

By:  greberting                         Msg. 23516            23 Aug 2005
(This msg. is a reply to 23515 by wassup322pa.)
Jack Draper(aka wassup322ps), instead of coming in here and asking stupid questions, why not spend your time answering all the many very legitimate questions shareholders have been asking you?

By:  greberting                         Msg. 23498            22 Aug 2005
(This msg. is a reply to 23497 by gatta-git-it.)
I'm cool!

By:  greberting                         Msg. 23493            22 Aug 2005
This isn't directed at anyone in particular.
I had a thought a day or two ago (a rare occurrence). Some on this board are beginning to develop an attitude toward Dan and the S.C. which treats them as if they were company management. THEY ARE NOT! The committee is just a handful of guys who have volunteered to try to collect and disseminate info about the company, and to try to force a special shareholders' meeting. They have no power or authority to act on behalf of the company. Generally, they don't have access to any information not available to the public at large. They have spent thousands and thousands of their own dollars (far in excess of contributions from others). And yet, people here make snide remarks, suggest conspiracies, get impatient for news, and question the honesty of committee members. I get pretty upset when I read some of the crap posted here. Grow up you guys. Be grateful that at least ONE person has chosen to try to do something for the greater good of all shareholders.

By:  greberting                         Msg. 23492            22 Aug 2005
(This msg. is a reply to 23491 by gatta-git-it.)
Dan has been a busy, busy guy. I think he has been working on the monthly review.

By:  greberting                         Msg. 23477            19 Aug 2005
(This msg. is a reply to 23475 by leo09920.)
Leo, what you say about what George D is doing touches all shareholders, is right. But that doesn't change the fact that he has no committee to help him in his cause. The SC is working on a completely different issue (special shareholders' meeting for the purpose of electing a new BOD). And there is no newsletter to update us on what is going on with his law suit. It's that simple. Forget about conspiracy. That's plain silly.
Instead, worry about what existing management may be up to. They don't report to us (in a believable way), either. And I'm sure they know a lot more than George
D. does.

By:  greberting                         Msg. 23471            19 Aug 2005
(This msg. is a reply to 23469 by riggs429.)
I don't think it's so much that George Davis's suit is more "secret." I think it's more that he is pretty much on his own with no "committee" and no periodic newsletter to provide updates. I don't know if he would talk to anyone who contacted him, or not. But it might be worth a try. Didn't someone post his contact info here a while back?

By:  greberting                         Msg. 23452            18 Aug 2005
Looks as if someone has decided to move a few shares this morning. Price is weakening......

By: greberting                          Msg. 23436            17 Aug 2005
(This msg. is a reply to 23433 by gatta-git-it.)
I have been on the edge of the process of preparing the info which will ultimately be sent to all shareholders by the SC. Believe me when I tell you the process is long and tedious. The SEC, is involved (at long last), and they want all sorts of documents containing all sorts of info about our claims relative to company management. They also want info about each of the members of the Shareholders Value Committee, and on and on. Of course, everything submitted to the SEC is filtered through each committee member and some attorneys BEFORE it goes to the SEC. And it has to be presented in just the right format to meet the SEC requirements. When SEC approval is granted, you will all see it. Dan is not an attorney, and he has not been through this process before. But he is spending many long hours to get it right.
Patience and faith, my friends.

By:  greberting                         Msg. 23422            16 Aug 2005
(This msg. is a reply to 23419 by paintman430.)
Finesse? Moi??!! Naw, not me. Sometimes I'm little more than a gadfly. Sometimes a surely old curmudgeon. Sometimes I get carried away with poor humor. Sometimes I just post out of boredom. Generally, I don't do enough homework to be taken very seriously.
Today I'm gonna try to hang some handrailing. Haven't a clue how to do it.....

By: greberting                          Msg. 23421            16 Aug 2005
(This msg. is a reply to 23418 by wassup322pa.)
Jack, you recently asked what our plan was to enhance shareholder value. I replied that the question should be directed to our nominees for the Board. Now, I'd like to ask you the same question: What is YOUR plan to enhance shareholder value? In your recent Special Shareholder Update you said under the paragraph titled, A FRESH START, item 3. that you have "Strategic business plans and vision for the future."
I realize that you may not go into much detail, but perhaps you could comment briefly on your plans and your vision?
On the front page of the same Update you state: "...we are poised to re-enter the market and make a fresh start."
Perhaps you could tell us in what manner you are planning to re-enter the market. Once again, we don't need to know specifics.
Just some info about what kind of products or services you feel we might be successful in offering.
And, on your website you say: "With management's strategic planning over the

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

past few years and calculated steps addressing keys areas of the company in 2004, has allowed FIRSTPLUS Financial Group, Inc, to be poised to re-enter the market place with vigor and a dynamic optimism needed for success."
Again, the question is, in what manner do you plan to re-enter the market? Management is asking us, after many long years, to hang in there and believe that they now have a plan which is meritorious of their support. But we don't know a single thing about your plan.
If you, and the current members of the Board, wish to garner support from the hundreds of disenchanted shareholders, I suggest that you share your plans with us so we might have an objective basis for evaluating your plan.

By:  greberting                         Msg. 23413            16 Aug 2005
Having owned several businesses over the years, and having had to deal with uncountable customers and employees, there is one thing I have learned. "Sue the ########" is an American slogan. Oh, the stories I can tell about frivolous, insane, unfair lawsuits. My favorite involves a 17 pound turkey!
You can call them whatever you want, and I may privately agree, but I choose to be a bit more circumspect when it comes to saying it out loud in public.
The wheels of justice are turning in our direction these days, folks. I say, just let them continue to roll. When we arrive at our destination, THEN we find out what has been going on all these years. And, THEN, we can begin to attach the appropriate perjoratives.

By:  greberting                         Msg. 23406            15 Aug 2005
(This msg. is a reply to 23405 by paintman430.)
I'm really starting to lose it, I fear. Jack was right when he used the term "libel." For some reason, I was certain that the proper term was "liable." Sorry about that, Jack. I think I need a looonnnnngggg vacation. Been building a house for about six months and it's wearing me down - physically and emotionally.

By:  greberting                         Msg. 23404            15 Aug 2005
(This msg. is a reply to 23403 by greberting.)
One final thought for the day.
Jack does have a legitimate complaint, I believe. If things were being said about me in this forum that have been said about him, I'd be pretty angry and might consider legal action against the posters. Perhaps it would be a good idea to tame down the accusations a bit.... JMO

By:  greberting                         Msg. 23403            15 Aug 2005
(This msg. is a reply to 23402 by greberting.)
Hmm. Raging Bull seems to have the ability to edit at random.
My previous post was also supposed to contain something like the following:
I have no personal knowledge as to the honesty, trustworthiness, etc. of FirstPlus management. Therefore, I have never posted here that they are cheaters, liars, dishonest, etc.
However, I have no reason to have great faith or trust in them, given the record of the past seven years.

By:  greberting                         Msg. 23402            15 Aug 2005
(This msg. is a reply to 23399 by wassup322pa.)
Libel?????? Jack, I believe you are referring to the legal term which is spelled "liable."
An example (or not): If I were to write in a public venue that a person was not too bright, or even, perhaps, stupid, that person might sue me for civil damages, if he/she could prove that he/she was not stupid and that he/she had suffered damages as the direct result of my publically broadcasting incorrect information.
However, if he/she should choose also to write in a public venue in such a manner that persons of ordinary intellect could readily conclude that the person being ridiculed was not the brightest bulb on the tree, then, the truth is confirmed and no damages would be warranted.

By:  greberting                         Msg. 23392            15 Aug 2005
Draper told me personally, face to face, that he is paid $2,500 per month. How can a person be passionate about that kind of salary? So, no big salary. No shares. Options?? Probably not.
Promises of a piece of the action some where down the line? Umm.....maybe.
Or maybe $2,500 per month is really all he's worth and he has no other job prospects?? (Having met the man and spoken to him, I can easily believe that this is the true state of affairs.....)
Frankly, I believe a half way intelligent person would have realized by now that they are on the way out and would be out beating the bushes for other employment. Since he seems intent on staying, I guess that tells us about the man's inability to grasp the simplicity of the situation... Unless, of course, the promised payoff (if any) was so large that he is loathe to leave until he is forced to.
Like someone said earlier, a thief does not try to steal an empty wallet. (Judge Breen also observed that if there was enough money to pay all the lawyers who were in his courtroom to represent FirstPlus, there must be money some place.) There, that's my rant for today..

By:  greberting                         Msg. 23354            10 Aug 2005
(This msg. is a reply to 23353 by highongod.)
What in the world are you talking about? George D. never got a cent, to my knowledge. What shut him up, I believe, was a directive from the BOD that he not divulge anything without the Board's approval. And the Board never gave him permission to say squat! Shame on you for saying such a thing without any proof or evidence at all - just your suspicions.....

By:  greberting                         Msg. 23315            6 Aug 2005
(This msg. is a reply to 23314 by wassup322pa.)
You'll have to ask the nominees. I think they are working on a statement, but they are constrained by SEC regs as to what they can say and when.

By:  greberting                         Msg. 23313            6 Aug 2005
(This msg. is a reply to 23312 by highongod.)
I think the market tends to be impatient. So, I suspect that buying will tend to dry up for a while.

By:  greberting                         Msg. 23311            6 Aug 2005
(This msg. is a reply to 23310 by leo09920.)
Chill, Leo. Did you know that the company has been ordered on two occasions to pay some of OUR expenses? Fairly substantial amounts, too. And, as far as ongoing legal fees, I rather doubt we'll have to spend anything like 30-40k per month between now and November. As I see it, we've already accomplished in court pretty much what we set out to do - force an election. So, we won't have to utilize the attornies nearly as much now. Between now and November, the SC will be concentrating on the proxy voting proceedure. Some good progress has already been made on that front, I believe.

I'm still curious as to what management's real reason is for wanting to delay the election. Last inexplicable acts of a dying regime? Desperate men do desperate things...... They really don't seem to be acting in a rational manner.
They must surely realize that we have already garnered a quorum AND a majority. Fortunately for all of us, Dan and others are working very hard to cover all bases. WE'RE GONNA WIN THIS ONE, FOLKS.

By:  greberting                         Msg. 23304            6 Aug 2005
(This msg. is a reply to 23303 by gatta-git-it.)
The delay is a pain in the rear, but as I understand it, we did all right in court today. As is often the case in situations like this, ya win some and ya losses some. I'm sure management will use the extra time to do anything and everything they can to shift the balance in their favor. But they have a big hill to climb, given how many shares are already committed to our group IMO.

By:  greberting                         Msg. 23298            5 Aug 2005
(This msg. is a reply to 23297 by greberting.)
My bad. I just checked with Dan. The election will be in November.

By:  greberting                         Msg. 23297            5 Aug 2005
(This msg. is a reply to 23296 by texican8.)
The financials were done as the court had required. But I think the election is postponed until October, not November. I'll check it out.

By:  greberting                         Msg. 23268            3 Aug 2005
(This msg. is a reply to 23267 by texican8.)
Texican, sometimes I wonder about you.......

By:  greberting                         Msg. 23264            3 Aug 2005
(This msg. is a reply to 23261 by stockpumper.)
What do you mean, "They have to get the price up?" Who is the "they" you refer to? In my opinion, if the price continues to rise, it will be largely in anticipation of a change of management - not due to some kind of hanky panky.

By:  greberting                         Msg. 23263            2 Aug 2005
(This msg. is a reply to 23262 by texican8.)
Nope. Not a peep.

By:  greberting                         Msg. 23234            2 Aug 2005
(This msg. is a reply to 23231 by paintman430.)
My wife picks my stocks.....ggg

By:  greberting                         Msg. 23220            31 Jul 2005
(This msg. is a reply to 23219 by leo09920.)
Yes, they were talking about the audit. And it was supposed to be delivered to our attorneys no later than today. If it WAS delivered, I doubt we'll know about it until the 5th.
In any case, it really won't be a complete audit as it won't include several previous years. Some day, we'll have to go back and examine that gap...

By:  greberting                         Msg. 23218            31 Jul 2005
(This msg. is a reply to 23217 by leo09920.)
Leo, please read the rest of the attorney's statement. The audit was not due today because it is a Sunday.

By:  greberting                         Msg. 23169            23 Jul 2005
No sooner did I post, than the mail man came. I, too, received a copy of that most wonderous diatribe from Mr. Draper. Nothing contained therein is the least bit believable. Why? Why? Why do they waste our money like that?

By:  greberting                         Msg. 23168            23 Jul 2005
(This msg. is a reply to 23167 by jog49.)
That is SOOOO funny. I can't wait to read it.
At this stage, I'm pretty confident that we're going to be successful in ousting those good ole boys in Texas. We really caught them off guard and they simply don't know what to do. If they had any brains at all, they'd realize that it's pretty much all over for them. The graceful, mature thing to do would be to admit defeat and just step aside. Why are they suddenly, after all these years, trying to suck up to us? Surely they know that few, if any, believe a thing they say. Their efforts waste our time and our money......

By:  greberting                         Msg. 23166            23 Jul 2005
(This msg. is a reply to 23165 by leo09920.)
I think Leo is right on this one. What he posted is a portion of the transcript of a public hearing.

By:  greberting                         Msg. 23138            17 Jul 2005
(This msg. is a reply to 23135 vvbob.)
During the past couple of years I have been buying houses at foreclosure auctions. In recent months it has gotten harder and harder to find a good deal, for a couple of reasons. First, prices in the Puget Sound area have increased substantially each year. This means that people in financial trouble can usually sell their homes for more than they owe to the lender. Secondly, there seem to be more and more investors who are able to negotiate deals with home owners BEFORE foreclosure. Thus, fewer houses actually get to the foreclosure stage. So, to me, it makes absolutely NO sense whatsoever that FP should need to write off loans at an increasing rate.

By:  greberting                         Msg. 23131            16 Jul 2005
If I were an executive of a major corporation in America these days, I'd be very, very cautious:
http://news.yahoo.com/s/ap/20050716/ap_on_bi_ge/corporate_fraud
And: Corporate Crime Watch "Lou Dobbs Tonight" started tracking corporate crime after Enron filed for bankruptcy in 2001. Since then, more than 100 executives in corporate America have been criminally charged -- more than 20 of them from Enron. The number of charged as well as those incarcerated continues to grow each day. Check this scorecard for the latest figures.
Total executives charged* -- 153
Enron executives charged -- 23
Executives sent to jail -- 17
Date Enron filed for bankruptcy -- December 2, 2001
* Includes Enron executives

By:  greberting                         Msg. 23120            15 Jul 2005
(This msg. is a reply to 23119 highongod.)
I've wondered about the significance of the "date of record" - July 15th... If I understand it properly, the date determines who may vote for the board of directors on September 1st. But I haven't read anything which leads me to conclude that it also determines who will be entitled to a distribution from the trust. When a corporation declares a dividend, they simultaneously set a date of record. Anyone who owns the stock on that day will receive the dividend. But in our case, I don't think such a dividend date of record has been set. JMO.

By:  greberting                         Msg. 23055            27 Jun 2005
(This msg. is a reply to 23054 by texican8.)
Will you get off that theme, Texican!! Don't you understand that George D. is doing what has to be done save our collective butts in the future?? If you DON'T UNDERSTAND, say so, and we'll try to explain it to you in Texican instead of plain English......

By:  greberting                         Msg. 23003            22 Jun 2005
(This msg. is a reply to 23002 by paintman430.)
That is my understanding, too.

By:  greberting                         Msg. 23001            21 Jun 2005
(This msg. is a reply to 22999 by paintman430.)
Paint, that's not quite right. The obligations of Group are not the same as the obligations of FPFX. Remember, they are two separate legal entities. Obergfell and the bankruptcy court have control over who gets paid and how much - of GROUP'S obligations.
Since FPFX, the parent company, didn't declare bankruptcy, management still has control over who gets paid, how much, and when. We are probably pretty lucky that the parent company wasn't forced into bankruptcy by creditors, too (if management is telling us the truth about the $5.9 million in debts.) Let's assume that at least some of those debts are legitimate and will have to be paid (remember, some may be negotiated down to lesser amounts and some may no longer be enforceable). Where will the money come from to pay those bills? The money will have to come from the residuals generated by Group - the entity controlled by Obergfell and the bankruptcy court. So, it's not entirely unreasonable that management would like to get their hands on some of that money, if for no other reason than to pay LEGITIMATE bills.

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

By:  greberting                         Msg. 23000            21 Jun 2005
(This msg. is a reply to 22998 by sw2002.)
You're basically right. One entity declared bankruptcy. One didn't. The one which declared bankruptcy is controlled by David Obergfell, a trustee. The one which did not declare bankruptcy is still controlled by management. It is the latter which we hope to take over through an election of a new board of directors.
Don't confuse the trusteeship of George Davis with that of Obergfell.
They are totally different. Obergfell is trustee for the bankrupt subdivision of FPFX. Davis is trustee of the trust which was set up to receive distribution of residuals from the entity Obergfell controls. If you get a little confused sometimes, you're not alone!!

By:  greberting                         Msg. 22995            21 Jun 2005
(This msg. is a reply to 22992 by paintman430.)
Paint, George Davis is ACTIVELY engaged in a lawsuit challenging the appointment of two additional trustees by management. He is adamantly opposed to the appointments and is doing everything he can to bar it.
The SC is concentrating on forcing the Reno election and has little to do with the Dallas lawsuit between George Davis and the "trustees." I wouldn't expect the SC to begin sending out a lot of info about George's efforts. It's not really their ball game.

By:  greberting                         Msg. 22990            21 Jun 2005
(This msg. is a reply to 22989 by leo09920.)
Uh. I'm not sure George Davis even follows this board any more. He hasn't posted here for years.

By:  greberting                         Msg. 22982            20 Jun 2005
(This msg. is a reply to 22980 by tv_techie.)
tv techie: Proxies should not be a problem. Were you aware that holders of about 44% of the outstanding shares are co-plaintiffs in the lawsuit to force the election. If people are concerned enough to get involved in a law suit (ANY law suit), I rather think they will get their proxies straight. Another 20% or so receive the SC's periodic communications and are quite supportive of what is going on. Personally, I feel confident that the election will result in the desired change.
And, once again - THE COURT HAS ALREADY ORDERED THAT THE ELECTION BE HELD IN RENO, NOT DALLAS. The judge will maintain control, not management.

By: greberting                          Msg. 22976            20 Jun 2005
(This msg. is a reply to 22974 by gatta_git_it.)
Perhaps, if specific questions were posed here, the SC could try to answer them. Problem is, the Committee is just about as much in the dark as everyone else. We haven't seen an audited statement for umpteen years, either. And, as far as the lawsuit is concerned, a lot of what goes on out of sight there is strategic. It wouldn't be very good strategy to talk about it in front of management, would it?
The entire focus of the SC is to force a shareholders meeting in the hopes we can replace the bod and management. Once that is accomplished, THEN information might be forthcoming.
Remember, George Davis is a large shareholder. What benefits him will benefit the rest of us. He has challenged management's efforts to "appoint" two unauthorized trustees, who, in turn, want to gain control of the monies which are now available. Frankly, I feel much more comfortable having George D. as the sole trustee than I would if management had control of the trust. Anyway, the issue is before a Texas court and will be decided...eventually. Who knows, maybe an election of new officers will lead to a resolution of the matter before the court does??

By: greberting                          Msg. 22970            19 Jun 2005
(This msg. is a reply to 22969 by texican8.)
I've just started looking through the site again. I first read the Frank
Carroll letter. My thought was, let's wait until we see the audited statements so we will know who we REALLY owe money to. I'm not willing to take management's word on it at all. For all we know, they could be calling a million dollar bill from Phillips for "consulting" as legitimate.

By:  greberting                         Msg. 22968            18 Jun 2005
A short essay on how to cover your naked shorts without causing a short squeeze. I had not heard of this technique before and thought it interesting. I guess it could apply to most any kind of company, not just junior gold mines... And, since we really have no idea whether or not there is a significant naked short position in FPFX, I thougt it worth while to post. As you read, think of the
1,000,000 shares recently issued by management ......
The Short End of a Big Stick Author: Jim Sinclair
You might like to pass this information along to the management of your junior gold company be that a junior producer or an exploration and development entity. We all know that there has been a huge, successful short position assumed both legally and illegally in almost every such company over the past year.
When you consider this situation, you must conclude that the owners of these short positions are non-registered international hedge funds or a singularly large hedge fund.
We know there is no question that computer-based stock transfer systems for shares of all these companies can easily disguise the short positions and actually make delivery. Such a position is almost always FREE to the short seller.
Legislation has been put in place to prevent illegal short selling of just this kind but so far this legislation has not translated into junior shares and certainly not to unlisted junior shares.

It appears that these profit-rich shorts feel they have maximized the downside potential of their ability to sell - without upticks and without money behind the transactions - unlimited amounts of junior gold producers or exploration and development companies by pounding bids and bidders into severely price-depressed long positions.
I know of that which I speak because I have had just such a contact from such an entity asking if my company would be interested in a significant private placement predicated on the receipt of promptly registered and saleable shares after due diligence.
This entity identified itself as an unregistered international hedge fund out of the Grand Cayman Islands and gave specific people as their reference. They will tell the company that they have to do their due diligence, while requesting information common to such a transaction. It is information a shareholder can receive but rarely asks for even though he's entitled to it.
The fact they did not research me or my company was evident because I have been around the block for a long time, personally knowing some of the people they gave as active fund partners - even the long time dead one.
My advice to any company in the junior precious metals sector who has in place a means of financing their operations is to judiciously avoid uninvited and unknown private means of financing. The probability is that this unknown entity is in fact the reason why their share prices have been so overtly impacted beyond fundamental reason and in proper relationship with the price of gold.
In a sense, I admire the courage but not the cunning of what is I believe a small group - or possibly a singularly large unregulated hedge fund - covertly hiding its real identity by operating out of tax sheltered, crime ridden international banking centers.
I am not suggesting that these people expect an immediate roaring bull market to occur in this group but they do sense that they have maximized the downside of the situation under their attacks and now wish to cover covertly.
Back in the 1960s, when I made my living as a market maker in securities, it was not uncommon for some to attempt the same scheme but in a different mode. A short seller, having broken the back of a situation, knows which brokerage house has taken for their own account or their client's account the major percentage of the short seller's line.
The short seller would then use an agent to contact the hammered brokerage house, expressing a possible interest in the significantly depressed company that had its price broken. They would of course request due diligence and take their time reviewing everything.
Generally the company or the broker would be eager to have this entity take a positive interest. Upon completion of its review, the agent then would say yes either to a private placement or to take a large piece of the broker's position, saying that they will buy the balance in the marketplace thereby acting to assist the price of the company's shares pleasing the broker in the process.
The end result was generally a private placement or purchase of a large block of the highly depressed company. Then the buyer disappears and has no further interest in the company's shares as the cover had been made at a singular price in one transaction. Here comes the short seller's singular price and singular transaction cover again slightly modernized from the 1960s style.
The lesson here, I believe, is that the bottom has been achieved in the precious metal juniors with the courage to avoid private placements as long as they can survive without it until 2006 when gold and gold shares will start on second major bull leg of a three leg major generational gold bull market

By:  greberting                         Msg. 22930            13 Jun 2005
(This msg. is a reply to 22929 by paintman430.)
Paint, there is good reason some of the info is sent to a restricted group. Trust me on this.

By:  greberting                         Msg. 22913            12 Jun 2005
The following was attached to our brief as an Exhibit on Friday:
FirstPlus Financial Group, Inc.
No Audit in Seven Years
1. FirstPlus has not provided Shareholders with an Annual Financial Report since the Spring of 1998.
2. FirstPlus has not filed a public financial report (SEC 10 K) with the Securities and Exchange Commission since the Spring of 1998.
3. FirstPlus has not filed a Quarterly Financial Report (SEC 8-K) with the Securities and Exchange Commission since the third quarter of 1998.
4. FirstPlus has not kept up with the basic accounting requirements for the company shares of stock to be traded on either the NYSE or NASDAQ stock exchanges. Our stock was de-listed from both exchanges because of a lack of reporting requirements.
5. On September 29, 1999, Ernst & Young LLP ("E&Y") resigned as principal accountant and delivered a letter to FIRSTPLUS Financial Group, Inc. (the "Company") informing the Company of the immediate cessation of the client auditor relationship between the Company and E&Y.
6. On September 21, 2000 our Chairman and CEO at the time announced that our company was in "Negotiations for Acquisition" with a company he is "affiliated" with. The transfer of shares in this transaction gave away control of FirstPlus to the Nineteenth. Our Board hired Investment Bankers to assist in the transaction. This transaction was canceled on March 5, 2001. Unfortunately the money spent on ths transaction could have been used for an Audit and Shareholder Meeting. There was never a SEC 8-K filing filed for Shareholders, before or after this announcement, with the findings of the Investment Bankers that were hired.

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

7. On November 10, 2000 four Shareholders met with our CEO/Chairman to discuss the September 21, 2000 announcement as well as the press release of November 9, 2000. In that meeting which included the Chairman, a Director and the company attorney the Shareholders were told the company had hired Hein & Associates for 350,000 dollars to audit the books for the last 2 years, to get into compliance. Shareholders were never told of the results of that audit nor were any SEC filings made regarding the audit to get into compliance.
8. On November 6, 2001 A FirstPlus press release announced that our company had acquired twenty five percent of Freedom Commercial Credit LLC. As part of the transaction FirstPlus gave up 51% of the voting shares of the company and $250,000 dollars. It also gave Freedom the right to replace our management and our Board of Directors. This transaction was canceled on July 1, 2002. Unfortunately more money was being spent on this transaction that could have been spent for an Audit and Shareholder Meeting. If FirstPlus finances were reviewed they were never disclosed to Shareholders.
9. On February 1, 2002 FirstPlus filed an 8 K with the SEC. That 8 K was a list of questions that Shareholders had submitted to the company and the company response to those questions.
Q1.Why not wait until the Group Audited Financials are published so that Shareholder approval can be obtained before going ahead with the Freedom deal? A1.The FirstPlus Financial Group, Inc. audited financials are in process. That task has been presented with some difficult challenges that are being overcome through continued effort by the auditors. The Company believes that waiting for the financials to be finalized in order to do the Freedom transaction would, because of timing, jeopardize that transaction, which would not be in the best interests of the shareholders. The company is fully committed to enhancing shareholder value. As has been previously disclosed, the board has been actively seeking a transaction that will provide income to the Company (in addition to residual income). Because of the condition of the Company and because of its potential liabilities, the board had not been able to interest parties in a transaction with the Company. The current transaction and its timing were beneficial to the Company and fit the parameters of a successful combination. No shareholder vote is required by state law, and any delay would have jeopardized the Company's ability to close the deal.
Q17. When will the Hein Audit be release to Shareholders? Will it include all of the Company Subsidiaries?
A17. It is expected that the Hein Audit will be competed during the second calendar quarter of 2002. The Company intends to file the audit under cover of a Form 10 K. The audit will include a consolidated financial presentation of Group and its remaining subsidiaries. Unfortunately despite what FirstPlus says in this SEC 8 K filing regarding their audit, FirstPlus never filed an SEC 10-K with results of the audit. Shareholders were never given a chance to see the outcome of the audit.

10. On July 1, 2002 Our CEO and Chairman announced that FirstPlus had acquired 42.3% of CL Capital Lending, LLC. As part of this transaction FirstPlus was to issue a new series of stock. The new stock would give control of 51% of the voting shares of FirstPlus to Capital Lending. Our CEO and Chairman had a 27.4% equity interest in Capital Lending. Another former FirstPlus employee also had 27.4% interest in Capital Lending, giving them control of our company. FirstPlus hired Business Valuation Services to provide a "fairness opinion" regarding this transaction. Unfortunately more money was spent on this transaction that could have been spent for an Audit and Shareholder Meeting. Again, there was never an audit or a SEC 10-K financial filing for Shareholders before or after this announcement. Shareholders were never given a chance to vote for approval or disapprove of this transaction.
11. In a June 28, 2002 SEC 8 K filing regarding the Capital Lending transaction. FirstPlus stated, "In August 2001, the Company invested seed capital for a one third profits interest in Capital Lending." Clearly the company has money to invest as "seed" money to invest in this "startup entity" as it's referred to in the 8 K. Unfortunately Shareholders still can not get the company to provide the basic financial requirements that should be expected from a publicly traded company. The following paragraph is also part of the same 8 K listed above.
(a) Financial statements of business acquired.
Financial statements of Capital Lending, LLC are not yet available. CL Capital Lending is a startup entity. The valuation of CL Capital Lending, LLC was based upon, among other things, the present worth of anticipated future net cash flows generated by the business. Any financial statements required by this Item 7(a) will be completed and filed by amendment to this Form 8 K Current Report within 60 days after the date of the Form 8 K Current Report is required to be filed with the Securities and Exchange Commission.
The financial report for CL Capital Lending, LLC that we are part owner of has never been published. It has now been almost three years since this transaction was made and there still has not been any financial reports published for Shareholders.
FirstPlus is a "publicly traded company". Shares of the company are traded regularly. The "Owners" of the company have been kept in the dark regarding the finances of the company since the third quarter of 1998 (the date of the last financial 8-K).
Although FirstPlus has continually indicated they were working on an Audit, none has ever been published within the last seven (7) years!

By:  greberting                         Msg. 22898            12 Jun 2005
(This msg. is a reply to 22897 by mercat2.)
LOL Well, Mercat, if the money is all gone, it will only be because management has spent it all defending a truly defenseless position vis a vis the election!! Dan's newsletter has just been sent. After reading it, I'd say things are progressing just as they should.

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By:  greberting                         Msg. 22892            11 Jun 2005
(This msg. is a reply to 22891 by lurkey49.)
Give Dan a day or two to recover from the trip. Ya know, he's no spring chicken, and the drive from CA to Reno and back isn't exactly a milk run. News will be out tomorrow.

By: greberting                          Msg. 22881            10 Jun 2005
(This msg. is a reply to 22876 by wgm2001.)
I think Dan mentioned one other shareholder was going to attend.
When I said "win or lose" I wasn't thinking so much about the forthcoming election as I was about what might happen after that. Management insists that FPFX still has a lot of old debts which must be paid out of the distributions. Don't know that I believe them (why should I?) My personal guess is that a lot of old debts are no longer collectible by the creditors. (Seems to me that if a creditor didn't file a claim way back when, tough luck!) I think management was just trying to get some of the distribution money to use for their continuing shenanigans.
I believe management will try to raise all sorts of SEC issues in court today in an effort to pursuade the judge that an election simply would not be legal at this time sans an audit and some other stuff. Our research seems to indicate that they are wrong, wrong, wrong. But the judge admitted that he is not all that familiar with SEC codes. We'll have legal experts there to educate him, however.
The main purpose of the hearing today is to settle upon a plan to bring about the election. It's "our plan" vs. "their plan." I've read our proposal but couldn't access theirs (wrong format, or something). Ours is pretty straight forward. If the judge likes simple. We will go home happy today...

By:  greberting                         Msg. 22875            10 Jun 2005
(This msg. is a reply to 22874 by jimmypa_3.)
Very suspenseful day. I've observed, and participated a little, in the preparation Dan and the attorneys have made for today's appearance in court, and I feel pretty confident they have covered all the bases. Dan and Ken have been real bulldogs and, win or lose, we owe them a lot of thanks.
Don't know when we'll get an update from Dan. He'll probably return home to CA before we hear anything, so that means tomorrow or maybe Sunday....

By:  greberting                         Msg. 22838            3 Jun 2005
(This msg. is a reply to 22836 by highongod.)
High: Nothing has really happened yet to justify a higher price. Only a little excitement about our court action. If, on June 10th, the court gives us what we need, then I will be much more optimistic about the future of FPFX.
Consider this. Would management be fighting us every step of the way if there weren't something of considerable value to fight for? I rather doubt it.
The bankruptcy trustee pointed out that, among other things, he has been able to preserve about $44 million of net operating losses. Hey, that alone is a buck a share!

By:  greberting                         Msg. 22830            2 Jun 2005

"A fresh, new beginning with vibrant horizons limited only by one's imagination is what is in store for FIRSTPLUS. FIRSTPLUS has a management team with a proven track record and unparalleled success, which provides a powerful statement in today's business community."
I am going to vommit............ Literally, I feel sick when I read this trash.
Management team? What management? What team? What track record? What success?
I hope someone thinks to read this trash to Judge Breen as an example of how unscrupulous these guys are.

By:  greberting                         Msg. 22829            2 Jun 2005
First paragraph of the new FPFX home page:
"Recently, I met with several shareholders in Reno, Nevada. At that meeting, I learned that the Vice President for Shareholder Relations did not communicate effectively with all of the shareholders of FIRSTPLUS Financial Group, Inc."
And then, the last paragraph:
"When information is published on the website, it must be accurate, truthful and verifiable. All statements made require careful consideration prior to release." I recall DISCTINCTLY that Draper said that he and the BOD had been aware BEFORE Reno that George Davis had not been communicating with shareholders. This means the son of a gun starts his web commentary right off with a lie -- even as he is saying he must be accurate, truthful and verifiable!!!!
I am flabbergasted at the brazeness of those guys.
And I am still angry that he characterizes his encounter with us as a "meeting." As I described it before, he sort of wandered over to where two or three of us were standing and started chatting a bit. We asked him a few questions. Even then I was impressed that the guy was an incompetent who either didn't know the truth or was incapable of telling the truth. After about 3-4 minutes I turned and walked away. I'd had enough.
Man, I sure hope we get justice next week.

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By:  greberting                         Msg. 22820            1 Jun 2005
(This msg. is a reply to 22819 by paintman430.)
Shucks, I used to pay the teenaged managers of my fast food restaurants $2,500 per month, and that was almost 15 years ago!!!

By:  greberting                         Msg. 22812            1 Jun 2005
(This msg. is a reply to 22811 by tossman10.)
"Therefore, that leads me to believe that a plan could be manipulated in a way that may favor one of more of the Firstplus people getting elected to a new BOD (hope I'm wrong)." Not likely that one of the existing board could be elected. The bylaws prohibit cummulative voting. Barring the judge explictly overruling the bylaws, there would be no way it would happen, IMO.

By:  greberting                         Msg. 22803            31 May 2005
(This msg. is a reply to 22802 by wgm2001.)
What is the purpose, anyway, of managements' recent efforts to "communicate" with shareholders? Is it only a CYA effort? Or do they think they can create doubt in the minds of shareholders as to who can really do the best job, and thereby divide us.
If they can convince some shareholders that management really has been working and making progress all these years, they may hope to garner enough votes to defeat our efforts. Sheesh. They really have no idea how deep and widespread our anger and mistrust of them is.

By:  greberting                         Msg. 22793            30 May 2005
(This msg. is a reply to 22792 by vvbob.)
LOL. Frankly, I don't think Draper is smart enough to be as crooked as we suspect him of being. I think he is merely a pawn of the evil men behind him. My face to face impression of him was that he was just short of being plain stupid!

By:  greberting                         Msg. 22791            29 May 2005
(This msg. is a reply to 22790 by greberting.)
The more I think about it, the madder I get. We didn't hear squat from management for years and years. Now, within the past month, they have cranked up the printing press and have begun issuing all sorts of blather. They absolutely had to know that shareholders were totally in the dark all this time. They can't really think believe that it's all George Davis's fault!! That is so totally, completely, ridiculously lame.
I interpret their recent machinations as efforts to try to cover their butts, and to stay in power. It ain't gonna happen. They are toast. Like a man shot through the heart. They may be able to speak for a brief moment, but they are soon to expire.

By:  greberting                         Msg. 22790            29 May 2005
(This msg. is a reply to 22788 by texican8.)
WHAT A BUNCH OF &#@$!! I am stunned. Is it really possible that management thinks we are so stupid and naive as to believe all that nonsense??
Myth: FirstPlus has tried to hide information from the shareholders.
They blame it all on George Davis. They conveniently forget to mention that he had to sign a non-disclosure agreement which prevented him from saying virtually anything about what was going on behind the scenes. " the Board believed that shareholders were being informed and was outraged when they found out that this was not taking place "
How in the world could they possibly believe that shareholders were being informed all these many years, and not realize they weren't? That is so preposterous as to border on criminal neglect.....
Myth: The Grantor Trust is only allowed to have one Trustee Read the agreement!! That says it all, in my opinion. We were all assured that George Davis was appointed as the sole trustee for the specific purpose of protecting shareholders. We didn't trust managementment then. We sure as heck don't trust them now.
Myth: The Board of Director's recent appointment of two additional trustees for the Grantor Trust was intended to hurt the shareholders.
You bet it was!! I truly believe that management had no other intent than to try to access the funds which had started flowing into the Grantor Trust. Management had shown no inclination whatsoever to appoint additional trusteed UNTIL money started flowing in. And why do you suppose that was? LOL One guess. "FirstPlus was successful in negotiating for the recognition of an unsecured claim currently calculated in excess of $60 million. Distributions on the claim recently commenced and there is a strong possibility that shareholders will receive a distribution from this revenue."
The "possibility that shareholders will receive a distribution" will increase greatly as soon as management is replaced!!
" The initial trustee was not removed from his position, and continues to serve as one of three trustees."
What do you mean, "one of three trustees"?? The two new appointees have not been confirmed, and there is a lawsuit underway to BLOCK their confirmation. There is, as of this date, still only ONE trustee, I believe.
" FirstPlus has several available options and opportunities and there is no reason for FirstPlus to file bankruptcy." Those scoundrels!! Not two weeks ago they were threatening to force us into bankruptcy if we went ahead with our efforts to hold a shareholders' meeting and an election for a new BOD! Sheesh. They can't remember their own fish stories from one week to the next.
Myth: Since 2000, FirstPlus has thwarted any attempt by shareholders to compel a shareholders election and engaged in transactions with the intent of diluting shareholder voting power so that no election could be held. Yeah, yeah, yeah.
Blah, blah, blah............
This nonsense can't end soon enough, as far as I'm concerned

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By:  greberting                         Msg. 22786            8 May 2005
http://news.yahoo.com/s/usatoday/20050527/bs_usatoday/ceotrialsoftengetmiredin reasonabledoubt

By:  greberting                         Msg. 22768            24 May 2005
(This msg. is a reply to 22767 by jimmypa_3.)
Jimmy. I BELIEVE! I BELIEVE!

By:  greberting                         Msg. 22765            24 May 2005
(This msg. is a reply to 22764 by paintman430.)
Well, 70 years was quite some time ago. But I checked my birth cert. It was definitely Rahway. Haven't been back since I was about 4 years old. Have I missed anything while I was gone? lol

By: greberting                          Msg. 22763            24 May 2005
(This msg. is a reply to 22762 by greberting.)
When we had the "meeting" with Draper in the hallway of the courthouse (how the hell can he categorize that session as a meeting is beyond me. He sort of sidled up to a few of us who standing apart and tried to suck up to us a bit), he tried to lay ON that crap about George Davis not telling us anything. I pointed out to him that at the time George was appointed to the position he was required to sign a non-disclosure agreement which effectively prevented him from every telling us ANYTHING! Draper seemed not to know that George was under that burden. Draper really doesn't strike me as being the cleverest chipmunk in the forest.

By:  greberting                         Msg. 22762            24 May 2005
(This msg. is a reply to 22753 by jimmypa_3.)
Hey Jimmy. I was also born in Jersey in 1935. REally!! In Rahway.

By:  greberting                         Msg. 22732            22 May 2005
(This msg. is a reply to 22731 by leo09920.)
LOL. Hey, Leo. Why don't you tell us how you REALLY feel about management? I think we all agree with you, my friend.

By:  greberting                         Msg. 22727            21 May 2005
(This msg. is a reply to 22726 by mercat2.)
Well, Mercat, management is certainly reacting to the lawsuits in a manner that suggests they have concern. They keep adding to their legal staff, and are spending OUR money as if their lives depended on it. As the Honorable Judge Breen said at the first hearing in Reno, "There must be something of value, or else managment wouldn't be able to pay for so many lawyers." Whether you are right or wrong, it is our right as shareholders to at least attempt to remove the present Board. We have made great strides so far. Knowing what I know now, I'm looking forward to June 10th with great anticipation. I rather doubt Judge Breen will tolerate much nonsense from management which has totally ignored its responsibilities for so many years. He struck me as a guy who takes his job seriously. I watched him deal with some criminal slimeballs prior to our hearing. He is tough. But he is also practical and compassionate. Exactly what shareholders will need to work through to the end.

By:  greberting                         Msg. 22720            20 May 2005
(This msg. is a reply to 22718 by leo09920.)
Leo, yes, we can write to the judge and ask for justice. Personally, I don't see anything wrong with it. No, we should not include with the ballot for the new board of directors a provision that the residual funds only be distributed to the shareholders. (Rest assured, however, that if we are successful, the new board almost certainly will distribute the money to shareholders and will not attempt to restart the business).
No, we cannot vote in opposition of two additional trustees. That is a different law suit in Texas, not Nevada.

By:  greberting                         Msg. 22714            20 May 2005
Isn't it interesting that when we confront the imposters, they simply disappear. If they were legitimately concerned shareholders, they would likely say so. (And their reception here would be MUCH warmer.)

By:  greberting                         Msg. 22713            20 May 2005
(This msg. is a reply to 22708 by art22bad0.)
I'm definitely missing something. What the heck are you trying to say?? Your composition is nearly incomprehensible. Are you scolding management, or shareholders?

By:  greberting                         Msg. 22707            19 May 2005
(This msg. is a reply to 22706 by riggs429.)
I, too, believe Onlyone is none other than Mr. Draper himself.
Too, bad, Jack. You can't come limping in here seven years late and expect us to buy a lame/pathetic/weak "but what if?" If you have a favorite pass time, start practicing. You're going to have a lot of time on your hands soon....

By:  greberting                         Msg. 22684            18 May 2005
(This msg. is a reply to 22683 by riggs429.)
Thanks, Riggs. We are at a critical point. I believe if we can get thru the June 10th hearing OK, then things may be a bit easier. But good legal representation at that hearing is very, very important. And lawyers cost A LOT of money.....

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By:  greberting                         Msg. 22680        18 May 2005
(This msg. is a reply to 22679 by wgm2001.)
Another possible explanation for Deephaven wanting the shares:
Perhaps they have/had a substantial naked position and needed the shares in order to cover. With the shareholders threatening to do things that would push the price higher, they decided to hedge their bets??

By: greberting                          Msg. 22640            9 May 2005
(This msg. is a reply to 22639 by jimmypa_3.)
Jimmy, Jimmy, Jimmy. What shall we do with you? MM is an abreviation for market makers. Those are the guys who handle all of the buy and sell transactions for stocks, large and small. The problem is, for a pink sheeted stock like FPFX, there are very few market makers because there are very few trades being made. So, they pretty well control the trades. And they play outrageous mind games with the little investors. If you were to try to buy shares at $.ll-.12 this morning, the shares simply would not be available. Sure, a trade or two might happen, but for very few shares (perhaps a couple of hundred or so.) Those shares probably come from someone who has held for many years and has finally decided to clear them out of his portfolio. And, in order to induce a mm to even bother with the transaction, the seller had to accept a ridiculous discount. But the mm won't sell them back to you at that price. Goodness, no! They will sit on them while they accumulate more from time to time until they have enough (thousands) to make at least one decent transaction. Almost certainly when they do resell, they will sell for much more than $.ll.
We cuss at the mm's constantly because of what we perceive as dirty tricks on their part. But, hey, without them, who would put buyers and sellers together?

By:  greberting                         Msg. 22632            7 May 2005
(This msg. is a reply to 22631 by adventia0.)
actually, there are now about 45 million shares outstanding.

By:  greberting                         Msg. 22630            6 May 2005
(This msg. is a reply to 22629 by jog49.)
10%?? Not in my life time. For some of us, this has become a true crusade against an unholy empire. Our only way to fight is via our united efforts as SHAREHOLDERS. Of course, there are always some who will sell their principles for a bit of lucre (filthy or otherwise).

By:  greberting                         Msg. 22625            4 May 2005
No volume yet today. Gues everyone who is pumped about recent developments has filled their cups...?

By:  greberting                         Msg. 22617            3 May 2005
The SC doesn't "control" any shares other than the ones we own personally. And I don't know what percentage that is off hand. But it is far less than 50%.

By:  greberting                         Msg. 22614            3 May 2005
What puzzles me is, given the magnitude of shareholder support there is for ousting the rascals, they still have the balls to think they can win this one!! They really just don't get it. We went to court with explicit support from something like 44% of the outstanding shares. Many other shareholders were not even asked to participate at that time, but I'll bet they WILL support us all the way when asked.
I told someone the other day that this is just a numbers game. And we have got the numbers. Why can't they understand that and just make it easy on themselves? Instead of spending a bunch of money on attornies, just acknowledge that we have won and facilitate a smooth transition as soon as possible.
But then, history has shown us that they are capable of all sorts of unexpected shenanigans. They will try something before it's over. You can bet on it. Let's hope the judge has little patience for nonsense, though.

By:  greberting                         Msg. 22611            3 May 2005
When we conversed with Mr. Draper in Reno, he stated several times that he had been quite busy. We asked "doing what?" He said, "lot's of things." We told him that communication had been non-existent. He seemed puzzled by that statement. The 8k is very obviously an attempt to appease, more than to inform. What it is saying is "See, we are REALLY trying!!" LOL. It's a way-too-late attempt to cover their butts.
A secondary purpose of the filing is to try to convince us that the business is really way too complicated for little ol' us to understand and manage, and we'd better just let those experienced old boys take care of things and don't worry our pretty little heads. Sheesh!! Give us a break.

By:  greberting                         Msg. 22561            20 Apr 2005
(This msg. is a reply to 22560 by bio3692.)
Ah, Bio, you really need to take some time to review the posts of the past ten days or so. Please don't expect us to re-hash all that has been going on. And, if you are not on the list to receive informative email updates from the Steering Committee, you need to sign up!!

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By:  greberting                         Msg. 22553            19 Apr 2005
(This msg. is a reply to 22552 by paintman430.)
Actually, Mr. Draper seemed quite sincere in his concern for shareholders. However, I think he is likely more loyal to those who put him in office than to us outsiders. I think a clean sweep is entirely justified.
Judge Breen seemed responsive when our attorney pointed out that, under current management, the share price had dropped from somewhere around $45 to pennies. The collapse of the Ruble wasn't management's fault, and that is reputedly what did in FPFX. But what has happened since 1998-99 is what we need explained to us.

By:  greberting                         Msg. 22548            19 Apr 2005
(This msg. is a reply to 22546 by tossman10.)
I agree. The residuals, and our rights to them, should be the first order of business. George Davis continues the battle on that front. I am really at a loss as to how management and the board reasonably can believe they can modify the original agreement appointing Davis as the sole trustee. When one reads the document, there seems to be no way they can legitimately do that.
I asked Draper why they were trying to increase the number of trustees. His reply was to the effect that they felt it was necessary to do so in order to protect the interests of the shareholders. I pointed out that the trust was originally established for that very purpose: to protect the interests of the shareholders. And that most shareholders were more inclined to trust another shareholder than management. I also suggested that if it really was necessary to appoint more trustees, that two more shareholders should be appointed, not members of management.

By:  greberting                         Msg. 22545            19 Apr 2005
We've been waiting and hoping for many years. Last week we finally received some news which really bodes well for the future. Sure, there was a bit of excitement about the announced election. And there was a brief flurry of buying activity. Ignore it.
There is still much work to be done and it is going to take a bit more time to accomplish it. Even after a new board is elected, we cannot reasonably expect them to have all the answers immediately. First, we need the results of a good audit. Also, there may be some real value in retaining a forensic accountant in addition to an auditor.
I've been involved in several situations similar to this in the past, both as an investor and as an officer/director. Frankly, I am more optimistic and upbeat about the prospects for FPFX than for any other defunct company I have worked with. There seem to be SO MANY potential options. I'm really pumped about our future. Two years from now we may once again see a profitable, operating company. Or, as others have suggested, we may go in other directions. They all sound promising.
Sheesh. I think I'm preaching to the choir, here. :-) Anyway, it is special situations like this one that make investing in the stock market so much fun --- and so rewarding financially.

By:  greberting                         Msg. 22544            19 Apr 2005
(This msg. is a reply to 22543 by tossman10.)
OT: Tossman, I've tried to send pics to everyone from whom I received a request. If you still haven't received them, send me your email ad AGAIN and I'll try once more....

By:  greberting                         Msg. 22539            19 Apr 2005
(This msg. is a reply to 22538 by jimmypa_3.)
The up-spike after the announcement of the results in court were completely predictable, in my opinion. The new optimism prompted several buyers to take a larger position. I was one of them.
Realistically, however, there still isn't much information available upon which to base a sound investment decision. So, there is not likely to be continuing buying strength. But hang in there, folks. Some day we will have that information....

By:  greberting                         Msg. 22537            19 Apr 2005
(This msg. is a reply to 22535 by Logical_Point.)
Re your questions: "What will management do if holders are allowed to vote in new?"
What an interesting question. First, who might "allow" holders to vote? Well, it will NOT be present management. I think we can rightly predict that they will try to resist such a vote. No, it will be the Court of Nevada, Judge Breen, who will see to it that the shareholders are allowed to vote for the first time in nearly seven years. I have absolutely no doubt that the election will take place. Maybe not on September 1st. But it will happen. I was in the courtroom and saw Judge Breen. He made his decision quickly and with no equivocation about the fairness of the shareholders' right to have an election.
Once the voting is completed, what will management do?
The most likely scenario is that they will have to seek employment elsewhere. Actually, there is only one manager now, J.D. Draper. The others, the present board of directors, will probably be removed and replaced with people of our own choosing. Once that comes about, there is very little present board members will be able to do, I think.
So, the answer to the first part of your question, "What will management do...?" all depends on how focused we shareholders are on the present court action. It certainly appears that we have enough votes to be successful. And once we have succeeded, then the answer to the rest of your question (about the chance of getting over $1.00 a share) can better be answered. I personally believe there is a very good chance of getting over $1.00. But please don't ask me to give you evidence, because there is just too little information available now to know for sure.

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By:  greberting                         Msg. 22531            18 Apr 2005
(This msg. is a reply to 22528 by robbys.)
Anyone who has not yet received pictures, please send (or re-send) your email address to me at: greberting@yahoo.com

By:  greberting                         Msg. 22525            18 Apr 2005
(This msg. is a reply to 22524 by tossman10.)
I would like to think so. But it is so hard to tell with the limited info we have. I'm very optimistic, but my optimism is not supported by much factual information - only conjecture.

By:  greberting                         Msg. 22523            18 Apr 2005
(This msg. is a reply to 22522 by tossman10.)
An audit is really needed to understand what will be available. The only info we have had for years is what Obergfell has provided, and his interests in the company are much different than shareholders. He is charged by the court to pay off creditors in the manner set forth in the plan. He has no responsibility, really, to shareholders. If he were to find it necessary to sell every last asset in order to pay off creditors, I guess he would do so. It is so very important to us to replace the board so we can have a better chance of preserving and enhancing remaining assets.

By:  greberting                         Msg. 22511            15 Apr 2005
We passed 1 mil shares today. Interesting.

By:  greberting                         Msg. 22504            14 Apr 2005
(This msg. is a reply to 22502 by grinch3va.)
Dan Martin and Ken Bolster are much more knowledgeable as to what Obergfell is being paid. I believe it is in the neighborhood of $25k per month, plus expenses. But that is just a stab in the dark...

By:  greberting                         Msg. 22503            14 Apr 2005
(This msg. is a reply to 22501 by wgm2001.)
We tried to, but he was not very believable. He said he was very busy with this and that. Just what "this" and what "that" were, was not clear. My personal belief is that he is just a caretaker for the interests of others and that he probably does very little without the specific direction from Phillips and his cronies.

By:  greberting                         Msg. 22500            14 Apr 2005
(This msg. is a reply to 22499 by wgm2001.)
Another little tid-bit. On Tuesday we spoke face to face with our current CEO, J.D. Draper. I asked him what he is being paid. He claims he only receives $2,500 per month! And he also claims that he is the sole employee of the company at this time.

By:  greberting                         Msg. 22498            14 Apr 2005
(This msg. is a reply to 22492 by wgm2001.)
OT: I have a few shares in IBI (Canadian stock). When current management took over a few years ago, the new president is, himself, a forensic accountant. As a result of his research, he was able to show that previous management had done numerous things which were not kosher. The court agreed with him and issued an injunction freezing millions of shares held by former management, family and friends. Also, some large obligations were found to have been improperly entered into and were cancelled. I suspect we would have a similar experience with FPFX.

By:  greberting                         Msg. 22490            14 Apr 2005
(This msg. is a reply to 22489 by greberting.)
By the way. The attorney for FPFX told the judge there are 44 million shares outstanding - held by 1,299 shareholders of record. Many of the shareholders of record are brokerage houses, however, so he opined that there are probably many more than 1,299 actual shareholders. We had believed there were fewer than 40 million shares outstanding inasmuch as some options had expired. Another question which needs to be answered - and will be eventually. Someone suggested earlier that we engage a forensic accountant once we are in control. That is an excellent idea IMO.

By:  greberting                         Msg. 22489            14 Apr 2005
(This msg. is a reply to 22488 by paintman430.)
which email address is yours?? I've gotten several requests for the pics and didn't really pay any attention to who was who.

By:  greberting                         Msg. 22487            14 Apr 2005
(This msg. is a reply to 22486 by paintman430.)
LOL. You're most welcome. Did you get one picture, or two. There should have been two.

By:  greberting                         Msg. 22484            14 Apr 2005
(This msg. is a reply to 22482 by jamish57.)
OK, take this for what it's worth (I've not been too reliable lately). But I'm pretty certain that the plan presented to the judge on Tuesday specifies that only those shareholders who were of record as of the date the suit was filed will be permitted to participate in the election. As soon as Dan gets a signed copy of the judge's order we can answer many questions about details

By:  greberting                         Msg. 22473                  14 Apr 2005
Anyone who would like to see some photos taken at the court house on Tuesday, email me at greberting@yahoo.com Included are a few of the shareholders and attornies who attended.

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By:  greberting                         Msg. 22472                  14 Apr 2005
As I understand it, shares purchased after the lawsuit was filed will not be able to participate in the election of officers. This is not all bad, because they can't be voted for the opposition's candidates either. In other words, our likelihood of success increases as more and more shares become ineligible to vote! Pleasant thought.

By:  greberting                         Msg. 22456            13 Apr 2005
(This msg. is a reply to 22454 by jamish57.)
Sorry, I totally missed the meeting part. I didn't notice it in the plan, either. Hmm. Well, I guess I'll have to beg senility (again).

By:  greberting                         Msg. 22448            13 Apr 2005
(This msg. is a reply to 22445 by tossman10.)
Uh, a little confustion here, folks. There is no plan for a shareholders' meeting. The law suit was about forcing an election of the board of directors, not about requiring a shareholders' meeting.
In my opinion, until we can take a good look at the books, it is impossible to know whether to wind down, sell, merge, start new business, or what. I'll be very curious to find out about all those millions of losses we supposedly have on the books. Those should be worth something to somebody!

By:  greberting                         Msg. 22446        13 Apr 2005
(This msg. is a reply to 22443 by wgm2001.)
The judge was really a cool old guy. I'd guess he is in his 70's. Wry sense of humor. Sharp. We suggested he appoint a special master to manage the process. Judge said he wasn't going to appoint a special master because he wanted to oversee it himself!!
Draper, was in attendance. I was not impressed. I suspect any one of you could do the job much better.
Nothing was said about payouts.
The original order to maintain the status quo was left in place for now. If our newly proposed plan is accepted by the court, management will be hard pressed to do anything inappropriate IMO.
We all owe Dan a world of thanks. Without his five years of dedication, and smart strategy for the law suit, we probably would end up with nothing. Whether or not we will actually get anything now is still not absolutely certain. But I sure feel a lot better about our prospects.
--------------------------------------------------------------------------------


By:  jamesh57                           Msg. 22485            14 Apr 2005
(This msg. is a reply to 22484 by greberting.)
Plan of election and voting rights
There was a plan for the election prepared by our attorneys. I did not get a chance to read it. The judge and attorneys agreed that the plan of election be used as the starting point for agreement between the attorneys. It would then be submitted to the judge for approval. As far as I know it had not been submitted to the judge. The cutoff date in voting rights for the election will be one of the issues for future agreement.
It makes no sense to even suggest that we will lose our voting rights by selling shares today and buying them back tomorrow. If that were the case, it would kill the market for FPFX shares until the election. THINK ABOUT IT.

By:  jamesh57                           Msg. 22482            14 Apr 2005
Voting rights
There appears to be a misunderstanding of the court order relating to trading shares. The court order on March 25 was to restrict issuance of NEW shares by First Plus and preserve the status quo. It said nothing about losing voting rights upon sale after that date. It is my view that we can freely trade our shares up until some time closer to the election. Of course there must be a cutoff in ownership at some point for voting purposes. That date wil be worked out by the attorneys.
The following is the March 25 order relating to preserving the status quo. It is my understanding that Judge Breen continued this order.
Until the Court can hold hearing on PETITIONERS' Order To Show Cause and issue a ruling thereon, all parties and their agents, employees, directors, and officers are hereby ordered to preserve the status quo of FIRSTPLUS and its Shareholders, including, but not limited to:
preserving and protecting: PETITIONERS' shareholder voting power, relative to the total outstanding shares of FIRSSTPLUS, as measured and existing on the date of the filing of the Application, Petition, and Complaint in the above-captioned matter, and to further preserve and protect the standing of PETITIONERS to appear in this matter, as existing on the date of the filing of the Application, Petition and Complaint;
ensuring that no issuance of new FIRSTPLUS stock or stock options occurs; ensuring that no conversion of any type of FIRSTPLUS stock into another type of FIRSTPLUS stock, where the effect of such a conversion would increase the number of voting shares of FIRSTPLUS stock occurs;
ensuring that no declaration of any dividend or issuance of any stock options in the form of an award of issuance of voting stock occurs;
ensuring that no amending of FIRSTPLUS' Amended Articles of Incorporation of the Amended Bylaws occurs; and
ensuring that FIRSTPLUS does not change its business or ownership structure, including but not limited to that effected by merger, acquisition, hostile takeover, sale of assets, or other method of expansion, contraction, or reorganization, including by the creation of deletion of subsidiaries, parent companies, sister companies, or combination thereof.

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

By:  jamesh57                           Msg. 22454            13 Apr 2005
(This msg. is a reply to 22450 by riggs459.)
Special meeting NOT annual meeting This is a special meeting with the sole purpose of electing directors. vvBob and I are saying the same thing. We wre both at the courthouse in Reno and heard the same thing. The judge is a very straight forward guy.

By:  jamesh57                           Msg. 22449            13 Apr 2005
(This msg. is a reply to 22445 by tossman10.)
Special meeting to elect directors only
It is my understanding this is a special meeting with the sole purpose of electing directors. It is doubtful that any other matters will be covered.

By:  jamesh57                           Msg. 22442            13 Apr 2005
(This msg. is a reply to 22439 by wgm2001.)
Stand still order is continued
The judge intends to supervise the election process. He was very interested in this case.

By:  flkenb                             Msg. 23293            5 Aug 2005

To all fellow shareholders: Dan ask me to tell everyone the September 1, 2005 Special Shareholders Meeting has been postponed until November 16, 2005. There will be an update to the Action Fund Contributors Newsletter late Sunday evening.
Thx Ken

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